UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company)
DIALYSIS CORPORATION OF AMERICA
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

252529102
(CUSIP Number of Class of Securities)

Stephen W. Everett
President and Chief Executive Officer
Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, Maryland 21090
(410) 694-0500
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:
Michael S. Blass, Esq.
Arent Fox LLP
1675 Broadway
New York, NY 10019
(212) 484-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is Dialysis Corporation of America, a Florida corporation (“DCA,” the “Company.” “we”, “our” or “us”). The address of the Company’s principal executive office is 1302 Concourse Drive, Suite 204, Linthicum, Maryland 21090, and the Company’s telephone number at that location is (410) 694-0500.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, par value $0.01 per share, of the Company (the “Shares” or the “Common Stock”). As of April 13, 2010, there were 9,610,373 shares of Common Stock issued and outstanding, 100,000 shares of Common Stock issuable in connection with outstanding Company Options (as defined in the Merger Agreement), 10,000 shares of Common Stock subject to Company Restricted Stock Units (as defined in the Merger Agreement), and 179,950 shares of Common Stock reserved for issuance upon the vesting of Company Restricted Shares (as defined in the Merger Agreement).

Item 2.	Identity and Background of Filing Person.

Name and Address.  The Company is the person filing this Statement. The information about the Company’s address and telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.dialysiscorporation.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer and Merger.  This Statement relates to the tender offer by Urchin Merger Sub, Inc., a Florida corporation (“Purchaser” or “Merger Sub”) and a wholly owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation (“Parent” or “USRC”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “Commission”) on April 22, 2010, and pursuant to which Purchaser is offering to purchase all outstanding Shares at a price of $11.25 per Share, in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 13, 2010 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Florida Business Corporation Act (the “FBCA”), Purchaser will merge with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than (A) shares of Common Stock held by Parent, Purchaser or any wholly owned Subsidiary of Parent or Purchaser, (B) shares of Common Stock held by Dissenting Shareholders (as defined in the Merger Agreement) and (C) shares of Common Stock held in the Company’s treasury or held by any wholly owned Subsidiary of the Company), without interest and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 12 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s public reports filed with the Commission. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.

According to the Offer to Purchase, the Purchaser’s and Parent’s principal executive offices are located at 2400 Dallas Parkway, Suite 350, Plano, Texas 75093, and the telephone number of their principal executive offices is (214) 736-2700.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

(a)	Arrangements with Executive Officers and Directors of the Company.

Interests of Certain Persons.  Certain members of management and the Company’s Board of Directors (the “Board” or the “Board of Directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Company shareholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain severance and other benefits.

Consideration Payable Pursuant to the Offer

Consideration for Shares.  Pursuant to Tender and Voting Agreements (as defined below), the Company’s directors and executive officers are required to tender any Shares they own for purchase pursuant to the Offer. Upon doing so, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of April 13, 2010, the Company’s directors and executive officers owned 2,164,341 Shares in the aggregate (excluding Company Restricted Stock Units, Company Restricted Shares and Shares subject to Company Options). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $24,348,836.25 in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Consideration for Options.  As of April 13, 2010, certain of the Company’s executive officers held Company Options to purchase 100,000 Shares in the aggregate, of which 62,500 were vested and exercisable as of that date, with an exercise price of $12.18 per share. No directors or other affiliates held Company Options. Pursuant to, and as further described in, the Merger Agreement, each Company Option to purchase Common Stock granted under any of the Company’s equity plans outstanding immediately prior to the Effective Time, whether or not then vested, shall be converted into the right to receive, immediately prior to the Effective Time, a cash payment from the Surviving Corporation equal to the product of (i) the number of shares of Company’s Common Stock subject to such Company Option, and (ii) the excess, if any, of (x) the Merger Consideration (as defined in the Merger Agreement) over (y) the exercise price per share under such Company Option. Because the exercise price ($12.18 per share) of the Company Options exceeds the Merger Consideration ($11.25 per share), the holders of Company Options will not receive any consideration with respect to the Company Options as a result of the Merger.

Consideration for Restricted Stock Units.  As of April 13, 2010, certain of the Company’s executive officers and directors held outstanding Company Restricted Stock Units covering 10,000 Shares in the aggregate. Pursuant to, and as further described in, the Merger Agreement, each outstanding Company Restricted Stock Unit that has not otherwise vested shall become fully vested and shall be converted into the right to receive, immediately prior to the Effective Time, a cash payment from the Surviving Corporation equal to the Merger Consideration, or $112,500 in the aggregate, and each such Company Restricted Stock Unit shall thereupon be cancelled.

Consideration for Restricted Stock.  As of April 13, 2010, the Company’s executive officers and directors held grants of 125,000 shares of Company Restricted Shares vesting in quarterly increments on an annual basis on April 12 of each year from 2011 through 2014. Each share of the Company Restricted Shares that has not otherwise vested shall become fully vested and shall be converted into the right to receive, immediately prior to the Effective Time, a cash payment from the Surviving Corporation equal to the Merger Consideration, or $1,406,250 in the aggregate, and each such Company Restricted Shares shall thereupon be cancelled.

Existing Employment Agreements

The Company has existing employment agreements in place with each of the following executive officers: Thomas K. Langbein, Chief of Strategic Alliances and Investor Relations and Chairman of the Board, Stephen W. Everett, President and Chief Executive Officer, Andrew Jeanneret, Vice President of Finance and Chief Financial Officer, Thomas P. Carey, Vice President of Operations and Chief Operating Officer, Daniel R. Ouzts, Vice President of Finance, Treasurer and Principal Accounting Officer and Joanne Zimmerman, Vice President, Clinical Services and Compliance Officer.

Thomas K. Langbein Employment Agreement

On December 31, 2009, the Company entered into an employment agreement with Mr. Langbein. The agreement was amended on April 13, 2010. It provides for a term of five years with an initial annual base salary of $350,000. His base salary is subject to a minimum annual increase of $10,000, as well as any bonuses, to the extent so determined by the Company’s compensation committee and the Board. Under the agreement, Mr. Langbein is eligible to participate in medical, disability, life insurance, and such other benefit programs available to executive officers. During the term of the agreement, the Company shall reimburse Mr. Langbein for reasonable out-of-pocket costs and expenses incurred in connection with the performance of his duties and responsibilities to the Company.

In accordance with the other employment agreements the Company has with its executives, early termination may occur upon death, disability, or by the Company without cause, or by Mr. Langbein for good reason (as those terms are defined in the employment agreement), and upon any such occurrence, Mr. Langbein will be entitled to one year payment of his then base salary and benefits. In the event of a change in control (as defined in the employment agreement), the lump sum payment shall be two years’ base salary as of the date of the change in control. The Company’s obligation for any payments upon termination by the Company without cause or by Mr. Langbein for good reason is conditional upon Mr. Langbein providing the Company with a release from all claims related to the employment. The only compensation obligation upon the Company for termination of Mr. Langbein for cause is a lump sum payment for salary and annual bonus, if any, to the date of termination and any rights with respect to benefits that were otherwise non-forfeitable.

In accordance with the April 13, 2010 amendment to Mr. Langbein’s employment agreement, his ability to use or disclose confidential information or trade secrets of the Company, and his ability to engage in any restricted activity (as defined in the agreement), which generally relates to providing services that are competitive with the Company, and to solicit or induce patients, management personnel, or any employee to terminate their relationship with the Company will be restricted for a period of two years following the termination of his employment. Such non-competition restrictions will apply within a 50 mile radius of each of the Company’s facilities and the facilities of any of its affiliates.

Stephen W. Everett Employment Agreement

On February 22, 2006, the Company entered into a five-year employment agreement with Stephen W. Everett, its President and Chief Executive Officer. That agreement was amended on April 13, 2010. Pursuant to the agreement, Mr. Everett’s base salary is currently $365,282, and increases each year by a minimum of $10,000 per year. Upon entering the agreement, Mr. Everett was granted a performance-based restricted stock award. Mr. Everett is eligible for cash bonuses as determined by the Company’s compensation committee and recommended to the Board based upon contributions made by Mr. Everett, and also in relation to contributions made by and bonuses to be paid to other senior executive officers. The granting of any bonus also requires consideration of the Company’s performance over the year. Under the agreement, Mr. Everett is eligible to participate in medical, disability, life insurance, and such other benefit programs available to executive officers. During the term of the agreement, the Company shall reimburse Mr. Everett for reasonable out-of-pocket costs and expenses incurred in connection with the performance of his duties and responsibilities to the Company.

In accordance with the other employment agreements the Company has with its executives, early termination may occur upon death, disability, or by the Company without cause, or by Mr. Everett for good reason (as those terms are defined in the employment agreement), and upon any such occurrence, Mr. Everett will be entitled to one year payment of his then base salary and benefits. In the event of a change in control (as defined in the employment agreement), the lump sum payment shall be two years’ base salary as of the date of the change in control. The Company’s obligation for any payments upon termination by the Company without cause or by Mr. Everett for good reason is conditional upon Mr. Everett providing the Company with a release from all claims related to the employment. The only compensation obligation upon the Company for termination of Mr. Everett for cause is a lump sum payment for salary and annual bonus, if any, to the date of termination and any rights with respect to benefits that were otherwise non-forfeitable.

In accordance with the April 13, 2010 amendment to Mr. Everett’s employment agreement, his ability to use or disclose confidential information or trade secrets of the Company, and his ability to engage in any restricted activity (as defined in the agreement), which generally relates to providing services that are competitive with the Company, and to solicit or induce patients, management personnel, or any employee to terminate their relationship with the Company will be restricted for a period of two years following the termination of his employment. Such non-competition restrictions will apply within a 50 mile radius of each of the Company’s facilities and the facilities of any of its affiliates.

Andrew Jeanneret, Thomas P. Carey, Daniel R. Ouzts and Joanne Zimmerman Employment Agreements

The Company also has existing employment agreements with each of Andrew Jeanneret, Thomas P. Carey, Daniel R. Ouzts and Joanne Zimmerman. Pursuant to these agreements, the base salaries of Andrew Jeanneret, Thomas P. Carey, Daniel R. Ouzts and Joanne Zimmerman are currently $240,850, $219,471, $190,594 and $190,594, respectively. The employment agreements provide for discretionary annual bonuses as recommended by the President and Chief Executive Officer to the Company’s compensation committee, which committee may, in turn, adjust, reject and/or approve such bonus recommendations for full board consideration. Each officer is eligible to participate in medical, accident, disability, life insurance, option, profit sharing and such other employee benefit programs available to all executive officers.

During the term of the agreements, the Company shall reimburse the officers for reasonable out-of-pocket costs and expenses incurred in connection with the performance of their duties and responsibilities to the Company.

Each employment agreement is for a three (3) year period with automatic one (1) year renewals, unless either the Company or the officer provides timely notice of non-renewal. Early termination may occur upon death, disability, or by the Company without cause, or by the officer for good reason (as those terms are defined in the employment agreement). Upon any such occurrence, the officer will be entitled to one year payment of the then base salary and benefits from the date of termination, payable over the 12 month period. These sums will be paid in a lump sum upon a change in control (as defined in the employment agreement), provided that either the officer chooses not to continue with the surviving or acquiring company, or the acquiring or surviving company does not wish to continue any affiliation with the officer. The Company’s obligation for any payments upon termination by the Company without cause or by the officer for good reason is conditional upon the officer providing the Company with a release from all claims related to the employment. The only compensation obligation upon the Company for termination of an officer for cause is a lump sum payment for salary and annual bonus, if any, to the date of termination.

Mr. Jeanneret’s, Mr. Ouzt’s and Ms. Zimmerman’s employment agreements contain restrictions on the officers’ abilities to use or disclose confidential information or trade secrets of the Company and, for a one (1) year subsequent period following termination, to engage in restricted activity (as defined in each agreement), which generally relates to providing services that are competitive with the Company, and to solicit or induce patients, management personnel, or any employee to terminate their relationship with the Company. Such non-competition restrictions will apply within a 25 mile radius of each of the Company’s facilities and the facilities of any of its affiliates.

Mr. Carey’s employment agreement was amended on April 13, 2010 and provides, assuming consummation of the Merger, that within 48 hours of the Board Appointment Date (as defined in the Merger Agreement), the Company shall pay Mr. Carey $170,000 as partial consideration for agreeing to amend the non-competition provisions of his employment agreement in the same manner and to the same extent provided in the amendments to Messrs. Langbein’s and Everett’s employment agreements.

Potential Payments upon Termination In Connection with a Change in Control and Pursuant to the Merger Agreement

The following table sets forth the approximate payments that would be owed to each of the Company’s executive officers and directors upon termination in connection with a Change in Control (as defined in the employment agreements) and/or pursuant to the Merger Agreement, assuming that the Offer and Merger are completed at the Offer Price of $11.25 per share of Common Stock.

		Payment upon
		Termination in
		Connection with a
		Change in Control
		and/or Pursuant to
		the Merger
Name	Benefit Type	Agreement

Tom Langbein	Severance(1)	$729,454
	Bonus(2)	0
	Value of Equity Award Acceleration(3)	$45,000
	Total Value:	$774,454

Stephen Everett	Severance(1)	$751,123
	Bonus(2)	0
	Value of Equity Award Acceleration(3)	$337,500
	Total Value:	$1,088,623

Tom Carey	Severance(1)	$227,880
	Bonus(2)	$30,000
	Value of Equity Award Acceleration(3)	$247,500
	Non-Compete Payment(4)	$170,000
	Total Value:	$675,380

Andrew Jeanneret	Severance(1)	$261,409
	Bonus(2)	$200,000
	Value of Equity Award Acceleration(3)	$168,750
	Total Value:	$630,159

		Payment upon
		Termination in
		Connection with a
		Change in Control
		and/or Pursuant to
		the Merger
Name	Benefit Type	Agreement

Joanne Zimmerman	Severance(1)	$198,354
	Bonus(2)	0
	Value of Equity Award Acceleration(3)	$168,750
	Total Value:	$367,104

Dan Ouzts	Severance(1)	$197,559
	Bonus(2)	0
	Value of Equity Award Acceleration(3)	$168,750
	Total Value:	$366,309

Peter D. Fischbein	Value of Equity Award Acceleration(3)	$157,500
	Total Value:	$157,500

Robert Trause	Value of Equity Award Acceleration(3)	$157,500
	Total Value:	$157,500

Kenneth J. Bock	Value of Equity Award Acceleration(3)	$67,500
	Total Value:	$67,500

(1)	Represents cash payments to which the applicable executive officer is entitled pursuant to his Employment Agreement representing amounts attributable to base salary and benefits, as outlined and described above.

(2)	Represents cash payments to which the applicable executive officer is entitled upon a change of control.

(3)	Represents the value of equity awards that would accelerate upon the expiration of the Offer. The value of the acceleration of such awards was calculated based on the Offer Price multiplied by the number of unvested equity awards that would be accelerated under the terms of the executive officer’s respective Stock Grant Agreement. Assumes that no additional equity awards were granted between the expiration of the offer and the termination of employment so that all equity awards would have fully vested prior to any termination of employment.

(4)	Assuming the Merger is consummated, Mr. Carey will receive a payment of $170,000 for agreeing to amend his employment agreement, as described above in Item 3(a) under “Employment Agreements.”

Indemnification and Insurance

The Company has existing Indemnification Agreements (each, an “Indemnification Agreement”) with each of its officers and directors. Florida law provides for indemnification and allows companies to contract with officers and directors for indemnification. The Indemnification Agreements provide for the Company to indemnify the officers and directors (each, an “Indemnitee”) if the Indemnitee is a party to or threatened to be made a party to any Proceeding (broadly defined to include, among other events, any threatened, pending or completed action, arbitration, investigation, alternate dispute resolution mechanism, inquiry or administrative hearing) by virtue of his or her Corporate Status (defined in the Indemnification Agreement as an officer, director, employee or agent of the Company or other Enterprise, which term is defined as any other corporation or partnership that Indemnitee was serving at the request of the Company) for all Expenses (defined to include, among others, reasonable attorney’s fees, court costs, expert fees, and related costs) and judgments, penalties, fines and settlements in connection with any such Proceeding (or appeal). Indemnification is only authorized if the Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, had no reasonable cause to believe that such conduct was unlawful. The Indemnification Agreements provide for a presumption that the Indemnitee acted properly. The Indemnitee is further entitled to indemnification for Expenses and amounts paid in settlement not exceeding, in the judgment of the Board, the estimated Expenses of litigating the Proceeding to conclusion, if made a party or threatened to be made a party to any Proceeding brought by or in the right of the Company. However, the Company is not obligated to indemnify the Indemnitee if the Indemnitee shall have been adjudged to be liable, unless a court of competent jurisdiction determines, upon Indemnitee’s application, despite the adjudication of such liability, that the Indemnitee is entitled to indemnification. If Indemnitee is partially successful on the merits, indemnification will apply to that extent.

The Company, prior to the disposition of any Proceeding, shall advance all reasonable Expenses incurred by the Indemnitee in defending any civil or criminal Proceeding upon Indemnitee’s written request, provided the Indemnitee undertakes to repay such advanced Expenses if it is determined that Indemnitee is not entitled to such indemnification.

The Indemnification Agreements provide that the entitlement to indemnification in a particular Proceeding is to be determined by the majority vote of the disinterested members of the Board or a committee of the Board (having at least two disinterested directors), and if no such committee is available, then by Independent Counsel (generally defined in the Indemnification Agreement as a person who has no conflict of interest in representing the Company or Indemnitee), the latter mandated to make such entitlement determination in the event of a Proceeding after there has been a change in control of the Company.

The Indemnitee is not entitled to any indemnification or advancement of Expenses for indemnification (a) for an accounting of profits made by Indemnitee from the purchase or sale by the Indemnitee of Company securities, (b) in connection with any Proceeding brought by the Indemnitee and not by way of defense, including any Proceeding initiated by the Indemnitee against the Company or its officers, directors, employees or other indemnitees unless authorized by the Board, or brought to enforce a right to indemnification, contribution or advancement of Expenses, or (c) if a final judgment establishes Indemnitee’s actions or omissions to act were material to the Proceeding so adjudicated and constitute (i) a violation of criminal law, except where the Indemnitee had reasonable cause to believe his conduct was lawful, or Indemnitee had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the Indemnitee derived an improper personal benefit; (iii) a violation of a section of the Florida statute prohibiting unlawful distributions; and (iv) willful misconduct or a conscious disregard for the best interests of the Company in a Proceeding by or in the right of the Company to obtain a judgment in its favor or on behalf of a shareholder.

If indemnification is unavailable for any reason (other than as discussed in the immediately preceding paragraph), the Indemnification Agreement provides that the Company will contribute to the amount incurred by the Indemnitee in connection with any claim relating to indemnification in such proportion that is deemed fair and reasonable by the Board in light of all the circumstances to reflect (i) the relative benefits received by the Company and the Indemnitee as a result of the events giving rise to such Proceeding; and/or (ii) the relative fault of the Company and the Indemnitee in connection with such events.

The Indemnification Agreements continue during the period the Indemnitee is an officer, director, employee or agent of the Company (or was or is serving in such capacity with another Enterprise at the request of the Company), and continue so long as the Indemnitee shall be subject to any Proceeding by reason of his Corporate Status, whether or not he or she is serving in any capacity at the time any liability or Expense is incurred for which indemnification can be provided under the Indemnification Agreement. This description of the Indemnification Agreements entered into between the Company and its directors and officers is qualified in its entirety by reference to the form of Indemnification Agreement filed as Exhibit (e)(18) hereto, which is incorporated herein by reference.

Parent agreed, pursuant to the Merger Agreement, that from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to: (i) each Indemnification Agreement in effect between the Company or any of its subsidiaries and any person was at any time prior to the Effective Time, a director or officer of the Company or any of its subsidiaries (the “Indemnified Parties”), and (ii) any indemnification provision and any exculpation provision set forth in the Company’s Articles of Incorporation or the Company’s Bylaws that was in effect on the date of the Merger Agreement. From the Effective Time through the sixth anniversary of the Effective Time, the articles of incorporation and the bylaws of the Surviving Corporation shall contain, and Parent shall cause the Articles of Incorporation and the Bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its subsidiaries than are presently set forth in the Company’s Articles of Incorporation and the Company’s Bylaws and such provisions shall not be amended, repealed, or otherwise modified in any manner that could adversely affect the rights thereunder of any person benefited by such provisions.

The Merger Agreement provides that, from the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation must maintain, for the benefit of the current and future directors or officers of the Company or its subsidiaries with respect to their acts and omissions as directors and officers occurring prior to the Effective Time, an insurance policy providing terms that are at least as favorable as the policy currently in effect as of the date of the Merger Agreement. However, the Surviving Corporation will not be required to pay annual premiums in excess of 225% of the annual premium paid by the Company prior to the date of the Merger Agreement for its existing policy. No such policy was in effect prior to, or was acquired by the Company after, the date of the Merger Agreement.

Parent agreed, pursuant to the Merger Agreement, that in the event that Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in the Merger Agreement.

Representation on the Company’s Board of Directors.  The Merger Agreement provides that, subject to compliance with applicable law, effective upon the Acceptance Time (as defined in the Merger Agreement) and from time to time thereafter, Parent shall be entitled to designate, to serve on the Company’s Board, the number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Company’s Board (giving effect to any increase in the size of the Company Board pursuant to this sentence), by (ii) a fraction having a numerator equal to the aggregate number of shares of Company’s Stock then beneficially owned by Parent or Purchaser (including all shares of the Company’s Common Stock accepted for payment pursuant to the Offer), and having a denominator equal to the total number of shares of Company’s Stock then issued and outstanding (provided that, in no event shall Parent’s director designees constitute less than a majority of the Company’s entire Board). The Company shall take all action (including, to the extent necessary, seeking and accepting the resignations of one or more incumbent directors and increasing the size of the Company’s Board) necessary to cause Parent’s designees to be elected or appointed to the Company’s Board.

From and after the Acceptance Time, to the extent requested by Parent, the Company shall also use its commercially reasonable efforts to: (i) obtain and deliver to Parent the resignation of each individual who is an officer of the Company or any of the Company’s subsidiaries, and (ii) cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on: (A) each committee of the Company’s Board, and (B) the board of directors of each of the Company’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Parent represent on the Company’s Board. The Company shall use commercially reasonable efforts, at all times prior to the Effective Time, to cause at least two of the members of the Company Board to be individuals who were directors of the Company on the date of the Merger Agreement (“Continuing Directors”).

Following the election or appointment of Parent’s designees to the Company’s Board and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize any of the following actions of the Company (each, an “Adverse Action”), to the extent the action in question could reasonably be expected to affect adversely the holders of shares of the Company’s Common Stock (other than Parent or Purchaser): (i) any action by the Company with respect to any amendment or waiver of any term or condition of the Merger Agreement, the Merger or the Company’s Articles of Incorporation or the Company’s Bylaws, (ii) any termination of the Merger Agreement by the Company, or (iii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, or any waiver or assertion of any of the Company’s rights under the Merger Agreement. The approval of any Adverse Action by a majority of the Continuing Directors shall constitute the valid authorization of the Company’s Board with respect to such Adverse Action, and no other action on the part of the Company or by any other director of the Company shall be required to authorize such Adverse Action.

(b)	Arrangements with Parent or Purchaser.

Merger Agreement.  The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Tender and Voting Agreements.  As a condition to entry into the Merger Agreement, the Company, Parent and Purchaser entered into a Tender and Voting Agreement dated April 13, 2010 (the “Tender and Voting Agreements”) with each of Robert W. Trause, Stephen W. Everett, Peter D. Fischbein, Kenneth J. Bock, Daniel R. Ouzts, Thomas K. Langbein, Joanne Zimmerman, Thomas P. Carey and Andrew J. Jeanneret (each a “Shareholder,” and collectively, the “Shareholders”).

The Tender and Voting Agreements provide that the Shareholders will validly tender (or cause the record owner to validly tender) and sell (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the tenth (10th) day after commencement of the Offer, all of the Shareholders’ Shares (the “Subject Shares”). Further, pursuant to the Tender and Voting Agreements, the Shareholders constituted and appointed Parent and Purchaser, or any nominee thereof, with full power and substitution and resubstitution, during and for the term of the Tender and Voting Agreements, as Shareholders’ true and lawful attorney-in-fact and proxy for and in each of the Shareholder’s name, place and stead, to vote (or instruct nominees or record holders to vote) all the Shares that the Shareholders own beneficially or of record at the time of such vote, at any annual, special or adjourned or postponed meeting of the shareholders of the Company (a) in favor of approval of the Merger Agreement and the Merger, (b) against the approval or adoption of (i) an Alternative Transaction (as defined in the Merger Agreement), or any other transaction, proposal, agreement or action made in opposition to the approval of the Merger Agreement or in competition or inconsistent with the Offer or the Merger and the other transactions contemplated by the Merger Agreement, (ii) any action, proposal, transaction or agreement that is intended, or could reasonably be expected, or the effect of which could reasonably be expected, to result in a breach in any respect of any covenant, agreement, representation, warranty or any other obligation of the Company under the Merger Agreement or of Shareholder under the Tender and Voting Agreements and (iii) other types of actions (other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and (c) in favor of any other matters necessary to the consummation of the transaction contemplated by the Merger Agreement, including the Offer and the Merger. Such power of attorney and proxy is irrevocable and coupled with an interest.

Each Shareholder also agrees that he or she will not, during the term of their Tender and Voting Agreement, (i) tender into any tender or exchange offer (other than the Offer) or otherwise transfer any of the Subject Shares, (ii) acquire any shares of Common Stock or other securities of the Company, including by exercising any convertible securities, (iii) deposit the Subject Shares into a voting trust, enter into a voting agreement or arrangement with any person with respect to the Subject Shares or grant any proxy or power of attorney with respect to the Subject Shares to any person, (iv) enter into any contract, option or other arrangement or undertaking with respect to the transfer of an interest, in or the voting of, any share of the Company’s Common Stock or any other securities of the Company, (v) commit any act that could restrict or affect Shareholder’s legal power, authority or right to vote any or all of the Subject Shares then owned of record or beneficially by Shareholder or otherwise prevent or disable Shareholder from performing any of Shareholder’s obligations under the Tender and Voting Agreement, or (vi) discuss, negotiate, make an offer or enter into a contract, commitment or other arrangement with respect to any of the matters listed above.

Each Shareholder further agrees that, prior to the termination of their Tender and Voting Agreement, Shareholder in his or her capacity as a shareholder of the Company will not, and shall cause Shareholder’s representatives not to, directly or indirectly (a) solicit, initiate, encourage, propose, induce, facilitate or take any other action to facilitate the making, submission or announcement of any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock or similar transactions involving the Company or its subsidiaries that, if consummated, would constitute an Alternative Transaction, (b) furnish any information regarding the Company or any of its subsidiaries to any person in connection with or in response to any Alternative Proposal (as defined in the Merger Agreement) or Alternative Transaction, (c) conduct, engage in or participate in any discussions or negotiations regarding an Alternative Proposal or Alternative Transaction, or (d) enter into any agreement regarding any Alternative Proposal or Alternative Transaction.

Each Tender and Voting Agreement will terminate automatically, without any notice or other action by any person, upon the purchase of all of the Shares pursuant to the Offer in accordance with the provisions of the Tender and Voting Agreements, or upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time.

This summary of the Tender and Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreements, a copy of the form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with the Company’s legal and financial advisors, at a meeting held on April 13, 2010, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair, advisable and in the best interests of the Company and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the FBCA, and (iii) recommended that the shareholders of the Company accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable laws, approve the Merger Agreement and the Merger.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

A press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit (a)(4) hereto, and is incorporated herein by reference.

(b)	Background

During the past three plus years, the Board of Directors engaged in significant deliberations regarding:

•	the impact of the depressed economy and its effects upon the Company’s business and financial condition,

•	the increased volatility in the market for the Company’s Shares,

•	the potential adverse effects that anticipated changes to the “bundled” Medicare reimbursement system which will come into effect in 2011 could have upon the Company’s ability to compete effectively with larger providers of outpatient kidney dialysis services, and

•	the possible adverse impact, given the high percentage of per patient revenues derived by the Company as an out-of-network provider, that could result from increasingly aggressive attempts by commercial payors, such as healthcare insurance plans, to negotiate lower contracted payment rates and to impose limitations on out-of-network access upon their plan beneficiaries.

Those factors prompted the Board of Directors to weigh the potential benefits inherent in, as well as the risks associated with, the Company remaining as an independent company, and to consider whether altering the Company’s strategic approach by increasing its operational and financial strength by acquiring or being acquired by another dialysis services provider might be better than continuing to execute upon and achieve the independent strategy it had been pursuing.

Accordingly, the Board instructed its senior management to look for other dialysis services providers who might be good candidates to be considered either for acquisition by the Company, or for acquisition of the Company.

In 2006, the Company began discussions with a Company which will be referred to as Company A. After proceeding substantially toward completion of a transaction, Company A decided not to enter into a definitive agreement.

During the first quarter of 2007, another company, which will be referred to as Company B, approached us and indicated that it was interested in beginning discussions regarding an acquisition of the Company by Company B. As of mid-July, 2007, the parties had structured a transaction that the Board believed would be in the best interests of the Company and our shareholders. However, as a result of the tightening credit markets, Company B was unable to secure the level of acquisition financing it needed to complete the transaction as structured, which resulted in a termination of our discussions.

During the third quarter of 2007, Company A approached us again, and after many months of negotiation, we and Company A structured a transaction that the Board believed would be in the best interests of the Company and our shareholders. In late February, 2008, Company A changed its proposed terms in a manner that the Board did not believe would be in the best interests of our shareholders. Accordingly, no definitive agreement was negotiated.

In July 2009, Company A’s Chief Executive Officer called Thomas K. Langbein, our Chairman of the Board, and expressed an interest in recommencing discussions regarding Company A’s potential acquisition of the Company.

While our negotiations with Company A progressed, Stephen W. Everett, our Chief Executive Officer, initiated discussions in August 2009 with another company, which will be referred to as Company C, regarding a potential acquisition of the Company.

During the period between mid-August 2009 and mid-October 2009, Company A and Company C engaged in evaluations and reviews of the Company, and Company A, having not yet entered into a confidentiality agreement with the Company, submitted an informal proposal, based only on its analysis of publicly available information, at a price range of $10.50 — $11.25 per share, subject to our agreement to grant Company A a 45 day period of exclusivity within which to complete due diligence and negotiate a definitive agreement.

On October 20, 2009, the Board of Directors received a presentation from Messrs. Langbein and Everett regarding Company A and Company C. Upon conclusion of that presentation, and engaging in lengthy discussions about Company A and its proposal, the Board of Directors concluded that Company A should be advised that its offer was not deemed to be high enough and that the Board was not willing to commit the Company to an exclusive negotiation period. The Board further concluded that the Company should engage the services of a financial advisor to:

•	assist the Company in its negotiations with Company A and Company C;

•	assist in identifying other potential acquirers to approach regarding a potential transaction with the Company who would be most likely to have an strong interest in the Company as well as a willingness and an ability to acquire the Company at an attractive valuation;

•	approach the selected potential acquirers and facilitate transaction discussions and preliminary due diligence;

•	assist in the preparation of confidential materials regarding the Company and its operations for use in discussions with Company A and Company C, as well as other potential acquirers;

•	assist the Company as needed in responding to due diligence inquiries and requests from interested parties; and

•	if necessary, provide a fairness opinion to the Company’s Board of Directors in connection with a transaction.

After Messrs. Langbein and Everett interviewed two financial advisory firms, the Board of Directors elected to engage Dresner Investment Services, Inc. d/b/a Dresner Partners (“Dresner” or “Dresner Partners”) to render the assistance outlined above.

During the period between Dresner’s engagement by the Company on November 10, 2009 and November 27, 2009, Dresner advised Company A and Company C regarding Dresner’s engagement, and it also contacted five other companies, including USRC, to determine if any of them might be interested in exploring a strategic transaction with the Company. All of those companies were providers of dialysis services and were considered by the Company to be strategic buyers, rather than financial buyers. We will refer to each of the four other companies other than USRC as Company D, Company E, Company F and Company G.

On November 24, 2009, Company G advised Dresner that it did not believe it would be in a position to offer more than an earlier indication made in prior discussions with the Company of $11.10 per share. Company G also expressed concerns over the potential for having to divest centers in connection with a transaction with the Company. As a result of the concerns expressed by Company G and its assessment of the Company’s value, no further communications took place with Company G.

On November 27, 2009, Dresner spoke with USRC’s banker at Royal Bank of Canada (“RBC”). RBC advised Dresner about USRC’s level of interest in exploring a potential transaction with the Company and indicated RBC’s desire to help USRC finance such a transaction.

On December 2, 2009, Company D returned an executed confidentiality agreement to the Company. However, they subsequently declined to proceed further.

On December 3, 2009, Company E’s financial partner returned an executed confidentiality agreement to the Company.

On December 4, 2009, Dresner met with Company A. After that meeting, Dresner provided Company A with updated financial information as well as additional diligence items of interest to Company A.

On December 7, 2009, USRC returned an executed confidentiality agreement to the Company.

On December 8, 2009, Dresner sent a confidentiality agreement to Company C.

On December 14, 2009, Company F returned an executed confidentiality agreement to the Company, and Company A provided a comprehensive information request list to the Company and to Dresner.

On December 18, 2009, Dresner delivered a packet of confidential materials to each of USRC, Company A and Company F. Thereafter, Company F advised Dresner that they would not proceed further because they did not believe they would be able to support an offer that would be viewed favorably.

On December 23, 2009 Dresner sent a packet of confidential materials to Company A.

In January 2010, the Company engaged Arent Fox LLP to represent it as counsel in connection with the negotiation and implementation of a potential transaction.

On January 6, 2010, Mr. Everett, together with Andrew J. Jeanneret, the Company’s Chief Financial Officer and Dresner, held a conference call with Company A’s Chief Executive Officer, and discussed diligence matters that Company A had previously requested and questions related to the information that the Company provided to Company A on December 23, 2009.

On January 8, 2010, Messrs. Langbein, Everett and Jeanneret and Dresner met with Christopher Brengard, USRC’s Chief Executive Officer, other members of USRC’s management and RBC. The meeting focused in general on the Company’s history and an overview of its business, including markets served and competitive dynamics, physician relationships, payor relationships and rates and growth opportunities. The participants also discussed trends in the utilization of Erythropoietin, or EPO, and the complementary nature of USRC’s and the Company’s geographic operational footprints.

During the ensuing period through approximately mid-February, the Company and Dresner responded to due diligence requests from USRC which included, among other things, the provision of financial statements and underlying financial data.

On January 11, 2010, Dresner placed calls to Company E’s financial partner, who had executed a confidentiality agreement but not yet received the packet of confidential materials. Company E’s financial partner expressed an interest in reviewing the confidential materials and having further discussions regarding a potential transaction with the Company. On that same date, Dresner also called Company F and discussed their respective interests in a potential transaction with the Company.

On January 12, 2010, Company C executed the confidentiality agreement that had been sent to it by Dresner and it received from Dresner a copy of the confidential materials that had been sent to the other companies. On that same day, Dresner sent a confidential materials to Company E’s financial partner.

On January 15, 2010, Company A submitted a revised written expression of interest outlining an all cash transaction to acquire the Company at a price of $11.50 per share, and continued to insist upon a 45 day period of exclusivity.

At or around the same time in mid-January, 2010, Dresner advised Company C that, in order to provide a basis to justify moving forward with transaction discussions, Company C would have to be prepared to value the equity of the Company between $120 million and $130 million, or approximately $12.25 - $13.25 per share. Company C initially indicated that it believed it could support a valuation at the low end of that range. However, shortly after Dresner received that indication from Company C, it advised Dresner that it would not be able to support such a valuation.

On January 20, 2010, Messrs. Everett and Jeanneret participated in a conference call with various executives of Company F addressing financial due diligence and certain operational areas, including the Company’s physician relationships.

On January 21, 2010, Dresner participated in a conference call with USRC’s President and other executives and RBC during which the participants discussed EPO utilization and Medicare reimbursement bundling issues.

On January 22, 2010, Mr. Everett and Company E’s Chief Executive Officer spoke by telephone and discussed Company’s E’s execution of a confidentiality agreement and receipt of a packet of confidential materials.

On January 26, 2010, the Company responded in writing to the revised letter of interest sent by Company A on January 15, 2010 with regard to matters other than price. In that response, the Company sought to clarify and/or discuss, among other things, various open issues, including share assumptions, transaction costs to be assumed, termination payments, applicable conditions and exclusivity.

On January 27, 2010, Company E returned an executed confidentiality agreement and received the confidential presentation that had been sent to Company E’s financial partner and the other companies. On that same date, USRC, through RBC, submitted a written proposal to acquire the Company at a price between $9.00 and $10.00 per share.

During the period of January 28-30, 2010, the Company and Dresner advised USRC and RBC that USRC’s price proposal was too low, and did not provide a basis to justify continuation of the parties’ discussions.

On February 1, 2010, USRC through RBC resubmitted its earlier proposal to acquire the Company at a price of $9.00 — $10.00 per share.

On February 2, 2010, Company A responded in writing to the questions posed by the Company on January 26, 2010.

During the period of February 2-3, 2010, Dresner reiterated to RBC that USRC’s price proposal was not acceptable, and the Company advised USRC that their offer would need to be at least 25% above the top of their range, or approximately $12.50, to be competitive and provide a basis for moving forward.

On February 4, 2010, at a meeting attended by Messrs. Langbein, Everett and Jeanneret, Dresner and various executives of Company C, the Company provided a general overview of its business, including its facilities, operations, payors and physician relationships. The participants discussed the parameters that might be encompassed in a transaction with Company C, and how the Company’s physicians might respond to such a transaction. Dresner and the Company advised Company C that, if it was interested in a transaction, it would have to respond quickly given the advanced state of discussions with other potential acquirers.

On February 5, 2010, USRC submitted a written proposal to acquire the Company in a 2-step transaction involving a cash tender offer at a per share price of $12.50. USRC also submitted a commitment letter from RBC to provide financing in support of the transaction.

During the period of February 5-9, 2010, Dresner and the Company provided certain additional requested diligence items, including current commercial payor and plan information and some additional requested diligence items to Company C in order to facilitate Company C’s analysis.

On February 11, 2010, Company E’s financial partner submitted a written indication of interest in a transaction valuing the Company on a total enterprise basis (including debt, but not including any minority interest) between $73 million and $86 million, or approximately $6.94 and $8.27 per share.

On February 12, 2010, the Board of Directors met to receive an update of the various communications that had taken place between the Company’s senior management, Dresner and the various companies that had been identified and contacted regarding a potential transaction with the Company. The Board extensively discussed the contents of a letter that the Company had received that day from Company A which addressed the comments contained in the letter that the Company had sent to Company A on January 26, 2010, the positions that the Company had conveyed to Company A with regard to the insufficiency of the offer Company A had made and the 30 day exclusivity period and related termination fees that Company A was then seeking. The Board received a presentation from Mr. Langbein regarding USRC’s background, operations, management structure and debt sponsor, and discussed USRC’s reputation in the industry as well as the reputation of its executive management. The Board received a presentation from Mr. Everett regarding the status of the Company’s discussions with Company C and Company E, and discussed the written proposal submitted by USRC on February 5, 2010. The Board also discussed the written indication of interest that Company E had submitted on February 11, 2010. The Board sought and received information from Messrs. Langbein and Everett regarding the timing of the process going forward and management’s expectations in that regard. Following those discussions, the Board resolved to proceed further with USRC on a non-exclusive basis, advise Company A that the Company remained interested in pursuing a transaction on a non-exclusive basis with Company A, and would continue to respond to further communications and due diligence requests, and instruct senior management and Dresner to continue its communications with Company C.

Also on February 12, 2010, Mr. Langbein called Mr. Brengard and advised him that the Company desired to continue its negotiations with USRC on a non-exclusive basis.

On February 16, 2010, Company E’s financial partner called Dresner to convey Company E’s continuing interest in undertaking a transaction. During that call, Company E’s financial partner advised Dresner that Company E was prepared to revise its estimation of the Company’s total enterprise value to between $80 million and $100 million, or approximately $7.65 - $9.69 per share.

On February 24, 2010, Company C advised Dresner verbally and via email that it would value the equity of the Company between $109 million and $113 million, or approximately $11.12 - $$11.53 per share.

On February 26, 2010, the Company received a subpoena from the U.S. Department of Health and Human Services, Office of Inspector General, or OIG, seeking documents relating to the Company’s utilization of EPO for the period from January 1, 2002 to the present. Between that date and March 15, 2010, the date when the Company publicly disclosed the commencement of the OIG’s investigation in its Annual Report on SEC Form 10-K for the year ended December 31, 2009, the Company advised USRC and Company A, subject to the provisions of the confidentiality agreements that they had executed, about the commencement of the OIG investigation. Company A advised the Company that it would wait to see how the OIG investigation was resolved before re-engaging in negotiations.

During the period between February 26 and March 28, 2010, the Company maintained a dialog with Company A, and USRC continued with its due diligence investigation of the Company.

During the period between March 5, 2010 and March 26, 2010, USRC’s counsel, Fulbright & Jaworski LLP and Arent Fox engaged in discussions regarding, and exchanged drafts of, the Merger Agreement, the disclosure letter to be delivered in connection therewith (the “Company Disclosure Letter”) and the Tender and Voting Agreement.

On March 29, 2010, Mr. Brengard advised Mr. Langbein that USRC’s board of directors would be meeting on March 31, 2010 to undertake a final review and make a final decision regarding its proposed acquisition of the Company.

On March 31, 2010, Mr. Brengard contacted Mr. Langbein and advised him that USRC’s board of directors had discussed the proposed transaction, and that various concerns had been raised that he wanted to discuss Mr. Langbein.

On April 1, 2010, Mr .  Brengard contacted Mr. Langbein to arrange a meeting to discuss the proposed acquisition and the concerns raised by USRC’s board.

On April 5, 2010, Mr. Brengard and USRC’s counsel met with Mr. Langbein and the Company’s counsel to discuss the transaction. At that meeting, Mr. Brengard advised Mr. Langbein of the discussions at the USRC board meeting, the results of USRC’s diligence on DCA, and the potential financial impact of those results on the proposed purchase price of $12.50 per share. Mr. Brengard further advised Mr. Langbein that he would contact him later in the week to discuss a reduced purchase price.

On April 7, 2010, Fulbright & Jaworski and Arent Fox continued the negotiation of the terms of the Tender and Voting Agreement and Fulbright & Jaworski sent a revised draft of the Merger Agreement to Arent Fox.

On April 8, 2010, Fulbright & Jaworski delivered to Arent Fox a revised draft of the Tender and Voting Agreement. Later that day, Fulbright & Jaworski, Arent Fox and Jaffe Law, LLC, the Company’s outside general counsel, discussed comments to the draft Company Disclosure Letter.

On April 8, 2010, Mr. Brengard met with Mr. Langbein.  During that meeting, Mr. Brengard and Mr. Langbein discussed the material presented at USRC’s March 31, 2010 board meeting. After that discussion Mr. Brengard proposed a revised price of $11.25. Mr. Langbein advised Mr. Brengard that the revised offer would be submitted to the Board of Directors for its consideration.

During the period from April 8, 2010 through April 13, 2010, representatives of USRC and Fulbright & Jaworski, and representatives of the Company and Arent Fox completed negotiations of the Merger Agreement, the Company Disclosure Letter and the Tender and Voting Agreement.

On April 12, 2010, a meeting of the Board of Directors was convened to consider whether or not to agree upon USRC’s proposed acquisition of the Company. At the meeting, the Board members:

•	reviewed copies of the forms of merger agreement and tender and voting agreements that had been drafted by USRC’s counsel and reviewed by the Company’s counsel;

•	received an updated commitment letter issued by RBC to USRC;

•	received a presentation (both orally and in writing) from Dresner concerning its analysis of the fairness of the Offer Price to the Company’s shareholders from a financial point of view;

•	received an extensive update from Mr. Langbein of the developments since the meeting between the Company and USRC held on April 5, 2010 which included reports regarding the proceedings commenced by the OIG, and the current status of the various issues that USRC had raised during the April 5, 2009 meeting;

•	took note of Company A’s stated intention to take a “wait and see” approach to the resolution of the OIG inquiry before engaging in further significant efforts;

•	discussed the status of the Company’s dealings with Company A and Company C, and the lower valuation placed upon the company by Company E, and took note of the probability that any efforts to engage in further negotiations with any of them would very likely entail many weeks of due diligence investigations by them as they evaluated the effects of the same issues raised by USRC upon the Company’s current and future operations and financial condition;

•	discussed the Company’s current and anticipated operations and anticipated costs thereof on a going forward basis, its development position for the near and long term, the relatively stagnant growth and resulting share price over the past several years (as well as the historical trading prices of the Company’s shares over the past five years), as well as the fact that contact and discussion had been made by or through Dresner with seven distinct parties in the dialysis industry with the contemplated ability to engage in a strategic transaction;

•	discussed the history of past efforts that the Company had undertaken during the 2007 — 2009 time frame regarding a potential transaction, the manner in which such discussions ultimately terminated and the resulting impact on the business development and operations of the Company following the termination of those efforts;

•	considered the results of the process that the Board had conducted, with the assistance of the Company’s senior management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions; and

•	considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price.

Upon completing its discussions, the Board of Directors reached a preliminary conclusion that, after consideration of all of the foregoing circumstances, acceptance of the price and terms set forth in the draft Merger Agreement would be in the best interests of the Company and its shareholders. In order to engage in a final review the Merger Agreement and the Tender and Voting Agreements, the Board then adjourned its meeting until the afternoon on April 13, 2010 with the intent of finalizing its approval of the Tender Offer and Merger Agreement at that time.

On April 13, 2010, the members of the Board of Directors reconvened its adjourned meeting. After completing discussions regarding the Offer and the Merger Agreement, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that shareholders accept the Offer and if necessary, adopt the Merger Agreement.

Following such approval, the Compensation Committee of the Board of Directors considered and unanimously approved all amounts payable to any officer, director or employee of the Company or any of the Company’s subsidiaries pursuant to any Company Benefit Plan (as defined in the Merger Agreement) or any other arrangement, understanding or agreement, and each amendment or supplement thereto or modification thereof, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Exchange Act Rule 14d-10(d)(2).

Following the Board meeting, also on April 13, 2010, USRC, Merger Sub and the Company executed and delivered the Merger Agreement. In addition, USRC, Merger Sub, the Company and various shareholders of the Company executed and delivered the Tender and Voting Agreements.

USRC and the Company issued a joint press release announcing the transaction on April 14, 2010.

On April 22, 2010, USRC commenced the Tender Offer.

(c)	Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board of Directors consulted with senior management and with its legal and financial advisors, and considered a number of factors in recommending that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer, including the following:

1. Factors Impacting on the Company’s Operating and Financial Condition and its Future Prospects.  As described under “Background” in Item 4 (b) hereof, during the past three plus years, the Board of Directors engaged in significant deliberations regarding the effects of a number of factors upon the Company’s business and financial condition, its future prospects in continuing to pursue a business strategy designed to maintain the Company’s independence and whether to consider alternative strategic approaches.

2. Available Alternatives; Results of Discussions with Third Parties.  During that period of three plus years, the Board of Directors considered possible alternatives which including the possibility of acquiring or being acquired by another company, or continuing to operate the Company as an independent entity, and the desirability and perceived risks of those alternatives. In that regard and during that period, the Company engaged in discussions and negotiations with seven companies to discuss their interest in acquiring the Company, and two companies that the Board of Directors had been interested in acquiring. The Company’s discussions with the two potential acquisition targets ended prior to reaching agreement on various issues. Four of the companies who had expressed an interest in acquiring the Company issued oral or written statements indicated that they would be interested in acquiring the Company at a price that was not considered by the Board of Directors to be within an acceptable range. As the Company’s discussions with the three remaining potential acquirers proceeded, the Board considered:

•	the range of potential benefits to the Company to be derived from a combination with each of them, and

•	whether any of those alternatives were reasonably likely to present superior opportunities for the Company to create greater value for the Company’s shareholders, taking into account risks of execution as well as business, competitive, industry and market risks.

3. Analysis and Presentation of Management.  The Board also considered the analyses and presentations by senior management of the Company regarding:

•	the business, operations, sales, management and competitive positions of the Company and the Parent, and

•	the potential benefits to be derived by the Company and its shareholders by engaging in the Merger.

4. Historical Trading Prices.  The Board also considered the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 72% over the closing price per share of the Shares on April 13, 2010, the last full trading day prior to the Company’s announcement that it had agreed to be acquired by Parent, a premium of approximately 70.3% to the average closing price per share of the Shares during the one month period prior to April 13, 2010, and a premium of approximately 68.4% to the average closing price per share of the Shares during the three month period prior to and including April 13, 2010.

5. Opinion of Dresner Partners.  The Board also considered the opinion of Dresner rendered orally to the Board of Directors on April 12, 2010, and subsequently confirmed in writing the following day (April 13, 2010) to the effect that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the consideration of $11.25 per share in cash to be received by holders of Shares pursuant to the Offer and Merger (together, the “Transaction”) was fair from a financial point of view to such holders. The full text of Dresner’s written opinion, dated April 13, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Annex II and is incorporated herein by reference. Dresner provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Merger Agreement. Dresner’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote at any shareholder’s meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. For a further discussion of Dresner’s opinion, see “Opinion of DCA’s Financial Advisor” below.

6. Terms of the Merger Agreement.  The Board also considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees and expense fees payable by the Company, including without limitation:

(a) Cash Tender Offer.  The provisions in the Merger Agreement that provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(b) Ability to Respond to Certain Unsolicited Acquisition Proposals.  The provisions in the Merger Agreement that provide for the ability of the Board to respond to any unsolicited bona fide acquisition proposal made after the date of the Merger Agreement that did not arise from a breach of the Merger Agreement if: (i) the Board reasonably determines, after having taken into account the advice of the Company’s financial advisor and outside legal counsel, that such unsolicited proposal constitutes, or is reasonably likely to result in, a Superior Proposal (as defined in the Merger Agreement), (ii) the Board reasonably determines, after having taken into account the advice of the Company’s outside legal counsel, that such action is required in order for the Board to comply with its fiduciary obligations to the Company’s shareholders under applicable Law (as defined in the Merger Agreement), (iii) at least two (2) business days prior to furnishing any non-public information to, or entering into discussions or negotiations pursuant to such unsolicited proposal, the Company gives Parent written notice of the identity of the person who has made that proposal and of the Company’s intention to furnish non-public information to, or enter into discussions or negotiations with, such person, and the Company receives from such person an executed confidentiality agreement containing customary limitations on the use and disclosure of all non-public written and oral information furnished to such person by or on behalf of the Company, a customary “standstill” provision, and such additional customary provisions no less favorable to the Company than the provisions of the confidentiality agreement between the Company and Parent, and (iv) prior to or concurrently with furnishing any such non-public information to such person, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously furnished by the Company to Parent).

(c) Change of Recommendation; Fiduciary Termination Right.  The provisions in the Merger Agreement that provide that, in the event the Company receives a Superior Proposal made after the date of the Merger Agreement that did not arise from a breach of the Merger Agreement, the Board may, prior to the Acceptance Time (as defined in the Merger Agreement), fail to make, withdraw, modify, amend or qualify the approval or recommendation by the Board of the Merger Agreement, the Offer or the Merger, fail to recommend against acceptance of any tender offer or exchange offer other than the Offer, approve or recommend any alternative acquisition proposal, and concurrently therewith enter into a definitive acquisition agreement with the maker of the Superior Proposal — a

Superior Proposal Definitive Agreement — and terminate the Merger Agreement, if the Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such Superior Proposal, that failure to so terminate the Merger Agreement would reasonably be expected to result in a breach by the Board of its fiduciary duties under applicable Law. The taking of any of the foregoing actions is referred to as an Adverse Recommendation Change. In order for the Board to take such action, it must first provide Parent with five business days’ prior notice of such action, and, if Parent so requests, engage in good faith negotiations during such five business days with Parent to negotiate to amend the Merger Agreement in such a manner that no Adverse Recommendation Change is legally required as a result of such Superior Proposal, and after such five business days, determine in good faith that the alternative acquisition proposal constitutes a Superior Proposal (taking into account any counterproposals by Parent). In order for the Board to terminate the Merger Agreement following an Adverse Recommendation Change in recommendation for a Superior Proposal, the Company must simultaneously enter into a Superior Proposal Definitive Agreement with respect to such Superior Proposal and pay Parent a termination fee of $2.5 million in cash, and reimburse Parent for up to $2.0 million of the actual expenses incurred by it with regard to the Offer and the Merger.

(d) Conditions to Consummation of the Offer and the Merger; Likelihood of Closing.  The Board also considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

(e) Certainty of Value.  The Board also considered the form of consideration to be paid to the shareholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration.

(f) Merger Option.  The Board also considered that, in order to facilitate the consummation of the Merger more quickly as a short-form merger under Florida law, Parent had been granted a “top-up option” to purchase from the Company, under certain circumstances, at a price per share equal to the Offer Price, additional Shares which, when added to the Shares owned by Parent, would bring its level of ownership up to 80% of the Company’s outstanding Shares calculated on a fully-diluted basis immediately after the issuance of the top-up option Shares.

7. Failure to Close; Public Announcement.  The Board also considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management.

8. Business Reputation of Parent.  The Board also considered the business reputation and capabilities of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board of Directors believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Board of Directors also considered the impact of the Offer and the Merger on the Company’s employees and patients.

9. Financing Condition.  USRC’s obligations under the Offer are subject to its receipt of up to $155,000,000 in senior secured and $47,500,000 in mezzanine debt financing. USRC has provided copies of commitment letters from RBC and other reputable lenders and has represented in the Merger Agreement that it has received financing commitments in an aggregate amount which, together with its cash on hand and other funds available to USRC and Merger Sub, will provide USRC with sufficient funds to consummate the Offer and the Merger.

10. Economic Climate; Changes in the Medicare Reimbursement System.  The Board also considered the current state of the economy and its impact on the Company’s current and foreseeable business prospects, and the potential impact that anticipated changes to the “bundled” Medicare reimbursement system which will come into effect in 2011 could have upon the Company’s prospective business and financial condition.

11. Termination and Expense Fee.  The Board also considered the termination fee ranging between $2.5 million and $4.5 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal, or if Parent terminates the Merger Agreement because the Board changes its recommendation with respect to the Offer or the Merger. The Board further considered the Company’s obligations to reimburse Parent for certain expenses of up to $2.0 million under certain circumstances, and that the Company will not be required to pay such expenses if the Merger Agreement is terminated under circumstances where Parent will receive a $4.5 million termination fee. The Board considered that the termination fee and expense payment obligations could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, but was of the view that the obligations to pay the termination fee and expenses were comparable to termination fee and expense payment obligations in transactions of a similar size, were reasonable and would not likely deter competing bids. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals as well as the expense fees were insisted upon by Parent as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless the Company entered into, or intended to enter into, a Superior Proposal Definitive Agreement.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of the Company were aware of the interests of Company executive officers and directors as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d)	Opinion of DCA’s Financial Advisor.

The Company retained Dresner Partners to provide the Company with financial advisory services and a financial opinion in connection with a possible merger, sale or other business combination. DCA selected Dresner Partners to act as its financial advisor based on Dresner Partners’ qualifications, expertise and experience within the dialysis services industry. At a meeting of the DCA Board on April 12, 2010, Dresner Partners rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated April 13, 2010, that as of such date, based upon and subject to the various considerations, assumptions, qualifications, limitations and other matters set forth in the opinion, the consideration of $11.25 in cash per share to be received by holders of Company Common Stock pursuant to the Transaction (the “Consideration”) was fair from a financial point of view to such holders (other than USRC and its affiliates).

The full text of Dresner Partners’ written opinion, dated as of April 13, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Dresner Partners in rendering its opinion, is attached hereto as Annex II to this Schedule 14D-9. We urge you to read the entire opinion carefully. Dresner Partners’ opinion is directed to DCA’s Board, addresses only the fairness from a financial point of view of the Consideration to holders of Company Common Stock (other than USRC and its affiliates), and does not address any other aspect of the Offer or the Merger or constitute a recommendation to any holders of Company Common Stock as to whether to tender their shares in response to the Offer, to vote for the Merger or take any other action. The summary of Dresner Partners’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Dresner Partners, among other things:

i) reviewed certain publicly available financial statements and other business and financial information of the Company;

ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii) reviewed certain financial projections prepared by the management of the Company;

iv) discussed the past and current operations and financial condition and the future prospects of the Company with senior management of the Company;

v) reviewed the price history and trading activity for the Company Common Stock;

vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies;

vii) reviewed the financial terms, to the extent publicly available, of certain comparable business combinations or other transactions;

viii) discussed information relating to strategic, financial and operational benefits anticipated from the Transaction and the strategic rationale for the Transaction with senior management of the Company;

ix) participated in discussions and negotiations among representatives of the Company, USRC and their financial advisors;

x) reviewed the proposed execution version of the Agreement provided to Dresner on April 12, 2010, along with certain related documents;

xi) reviewed the commitment letter dated April 12, 2010 from Royal Bank of Canada and RBC Capital Markets (the “RBC Commitment Letter”) as well as the financing letter from USRC’s existing investors dated April 7, 2010 (the “Equity Commitment Letter”)(the RBC Commitment Letter and the Equity Commitment Letter are collectively referred to herein as the “Commitment Letters”); and

xii) performed such other analyses, studies and investigations and considered such other financial, economic and market factors as Dresner Partners deemed relevant.

Dresner Partners has assumed and relied upon, without responsibility for independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Dresner Partners by DCA. With respect to the financial projections, Dresner Partners has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of DCA. Dresner Partners has also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Transaction. In addition, Dresner Partners has assumed that the Transaction will be consummated in accordance with the terms set forth in the Agreement without any waiver, amendment or delay of any terms or conditions including, among other things, that the financing for the Transaction will be accomplished pursuant to the terms of the Commitment Letters, without material modification or waiver and will be sufficient to consummate the Transaction. Dresner Partners is not a legal, tax or regulatory advisor. Dresner Partners is a financial advisor only, and as a result, has relied upon, without any independent verification, the assessment of DCA’s legal, tax and regulatory advisors with respect to such issues related to the Transaction. Dresner Partners has not made any independent valuation or appraisal of the assets or liabilities of the Company, nor has it been furnished with such appraisals. Dresner Partners’ opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than USRC and its affiliates, of the Consideration to be received by such stockholders in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Dresner Partners’ opinion is necessarily based on financial, economic, market, regulatory, reimbursement and other conditions as in effect on, and the information made available to Dresner Partners as of, April 13, 2010. Events occurring after that date may affect Dresner Partners’ opinion and the assumptions used in preparing it, and Dresner Partners has not assumed any obligation to update, revise or reaffirm its opinion.

Dresner Partners understands that the Company has received preliminary proposals from, and has engaged in certain discussions with, third parties regarding alternative transactions to the Transaction. Dresner Partners’ opinion does not address the merits of the Transaction as compared to any alternative transactions or strategies that may be available to the Company and, in particular, does not address the relative merits of the transactions proposed by such third parties as compared to the Transaction, nor does it address the Company’s underlying decision to proceed with the Transaction rather than any other transaction or strategy.

In preparing its oral opinion and written opinion letter, Dresner Partners performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Dresner Partners believes that its analyses must be considered as a whole. Considering any portion of Dresner Partners’ analyses or the factors considered by Dresner Partners, without considering all such analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Dresner Partners’ opinion. In addition, Dresner Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Dresner Partners’ view of DCA’s actual value. Accordingly, the conclusions reached by Dresner Partners are based on all analyses and factors taken as a whole and also on the application of Dresner Partners’ own experience and judgment.

In performing its analyses, Dresner Partners made numerous assumptions with respect to industry performance, general business, economic, regulatory, market and other conditions and other matters, many of which are beyond DCA’s and Dresner Partners’ control. The analyses performed by Dresner Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Shares do not purport to be appraisals or to reflect the prices at which Shares may actually be sold. The analyses performed were prepared solely as part of Dresner Partners’ analysis of the fairness, from a financial point of view, of the cash consideration of $11.25 per share to be received by holders of Company Common Stock pursuant to the Transaction, and were provided to the Board of Directors in connection with the delivery of Dresner Partners’ opinion.

The following is a summary of the material financial and comparative analyses performed by Dresner Partners in connection with Dresner Partners’ delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Dresner Partners’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Dresner Partners’ financial analyses.

Historical Trading Range Analysis

Dresner Partners performed a trading range analysis to provide background and perspective with respect to the historical prices of the Company Common Stock. Dresner Partners reviewed the range of closing prices of the Company Common Stock for the three-month, six-month and one-year periods ending on April 12, 2010, and observed the following:

Time Period (Ended April 12, 2010)	Range of Closing Prices

Three Months	$6.20 - $6.92
Six Months	$6.20 - $7.37
One Year	$4.15 - $7.70

Dresner Partners noted that the Consideration of $11.25 in cash per share represents a 73% premium to DCA’s unaffected closing price of $6.52 on April 12, 2010. Dresner Partners also noted that the Consideration of $11.25 in cash per share represents a 46% premium to the highest closing price for the one-year period ended April 12, 2010 of $7.70, and a 171% premium to the lowest closing price for the one-year period ended April 12, 2010 of $4.15.

Premiums Paid Analysis

Using publicly available information, Dresner Partners analyzed the premiums offered in all change of control transactions for companies with a market capitalization less than $250 million announced during the past twelve months and during the past three years.

For each of these transactions, Dresner Partners calculated the premium represented by the offer price over the target company’s closing share price one day, one week and thirty days prior to the transaction’s announcement. This analysis indicated the following median, 25th percentile and 75th percentile premiums for those time periods prior to announcement:

	Time Period
	Prior to	25th Percentile	Median	75th Percentile
	Announcement	Premium	Premium	Premium

Last 12 months	1 day	23.5%	40.1%	72.2%
	1 week	22.8%	40.0%	77.5%
	30 days	32.8%	55.0%	97.8%
Last 3 years	1 day	19.3%	35.2%	59.3%
	1 week	17.1%	35.2%	59.2%
	30 days	20.7%	36.1%	61.2%

Using the median premium for both data sets as benchmarks and a reference date of April 12, 2010, which was the date one day prior to the date of Dresner Partners’ analysis, Dresner Partners calculated implied per share values as a premium to the price of the Company Common Stock one day, one week and 30 days prior to the reference date of April 12, 2010, which yielded a range of $8.76 to $10.38, compared to the Consideration of $11.25.

Comparable Public Companies Analysis

To provide contextual data and comparative market information, Dresner Partners compared historical and estimated operating and financial data and ratios for the Company to the corresponding operating and financial data and ratios of other dialysis services companies, the securities of which are publicly traded and which Dresner believes have operating characteristics similar to the Company (the “Selected Companies”). The Selected Companies were:

Fresenius Medical Care AG & Co. (DB: FME)

DaVita, Inc. (NYSE: DVA)

Dresner Partners considered a number of other alternate site care providers, but ultimately concluded that they were not sufficiently comparable to warrant inclusion in the group of Selected Companies.

Although the Selected Companies were used for comparison purposes, neither of them is directly comparable to the Company. As an example, each of the Selected Companies is significantly larger and more diversified than the Company. Accordingly, an analysis of such a comparison is not purely mathematical but, instead, involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and DCA as well as other factors that could affect the public trading value of the Selected Companies or the Company. As such, mathematical analysis, such as determining a mean or median, is not in itself a meaningful method of using comparable company data. After evaluating the statistics derived from the Selected Companies, Dresner Partners made certain adjustments to the implied valuation metrics to arrive at a representative range applicable to the Company.

In evaluating the Selected Companies, Dresner Partners considered the following valuation metrics:

•	Enterprise value divided by earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the last twelve months (“LTM”);

•	Enterprise value divided by LTM revenues; and

•	Share price divided by the LTM earnings per share.

Based on an analysis of the relevant metrics for the Selected Companies, Dresner Partners selected representative ranges of the financial multiples of the Selected Companies and applied these ranges of multiples to the relevant financial statistic for the Company. Dresner Partners then calculated an implied equity share price based on the resulting enterprise values or market capitalization. The following table presents, for each of the relevant metrics, the representative range and the implied per share value for the Company Common Stock.

Metric	Representative Range	Implied Value per Share

EV/LTM EBITDA	7.0x - 8.0x	$6.20 - $7.24
EV/LTM Revenues	0.8x - 1.2x	$6.96 - $11.00
Price/Earnings (LTM)	14.0 - 16.0x	$4.20 - $4.80

Dresner Partners observed that the implied per share values from the comparable company analysis described above ranged between $4.20 and $11.00, compared to the Consideration of $11.25.

Selected Precedent Transactions Analysis

Dresner Partners analyzed merger and acquisition activity within the dialysis services industry and reviewed the financial terms, to the extent publicly available, of transactions which were announced since December 1, 2004 and calculated certain valuation multiples implied by such information. Dresner Partners observed that while a significant amount of transaction activity occurred during this time period, limited financial information was publicly available for the vast majority of these reported transactions. The multiples analyzed included the aggregate transaction value to the last twelve month’s EBITDA and the aggregate transaction value to the number of dialysis patients acquired. The following transactions were reviewed in connection with this analysis (the “Selected Precedent Transactions”):

Target	Acquirer	Date Announced

Fresenius Medical Care AG/ Renal Care Group, Inc. (100 centers)	National Renal Institutes, Inc. (DSI Holding Company)	February 2006
DaVita, Inc./Gambro Healthcare US (70 centers)	Renal America, Inc. (Renal Advantage, Inc.)	July 2005
Renal Care Group, Inc.	Fresenius Medical Care AG	May 2005
Gambro Healthcare US	DaVita, Inc.	December 2004

Dresner Partners made certain adjustments to the implied valuation multiples derived from the Selected Precedent Transactions and determined an applicable reference range of aggregate transaction value to LTM EBITDA of 6.0x to 8.0x and a reference range of aggregate transaction value to current patients of $45,000 to $65,000 per patient. Applying this range of multiples to DCA’s LTM EBITDA and number of patients, Dresner Partners calculated an implied per share value for the Company Common Stock ranging between $5.16 and $12.06, as compared to the Consideration of $11.25.

Although the Selected Precedent Transactions were used for comparison purposes, none of them is directly comparable to the Transaction, and none of the target companies involved in them is identical to the Company. Additionally, Dresner Partners noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and qualitative judgments concerning differences between DCA and the target companies involved in the Selected Precedent Transactions in terms of their historical and projected financial and operating characteristics, the size, demographic, regulatory and economic characteristics of the markets of each company and the competitive environment in which each company operates.

Discounted Cash Flow Analysis

Dresner Partners estimated a range of values for the Company Common Stock based on the discounted present value of the projected unlevered free cash flows of the Company through December 31, 2014 using Company management’s financial projections, and the discounted present value of the terminal value of the Company at December 31, 2014. Unlevered free cash flow was determined by taking projected earnings before interest and minority interest expense and after taxes, adding back depreciation and amortization, subtracting capital expenditures, adding back stock-based compensation and adjusting for increases or decreases in working capital. In performing this analysis, Dresner Partners used discount rates ranging from 12.0% to 16.0%, which were selected based on a calculation of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and the betas of the Selected Companies. Dresner Partners utilized the perpetuity model to calculate a terminal value, assuming a long-term growth rate ranging between 2% and 4%. To determine the implied per share equity value for the Company, Dresner Partners adjusted the net present value by adding cash and cash equivalents, subtracting interest-bearing debt and subtracting the value of minority interest in the Company’s consolidated subsidiaries, and then divided by the total number of outstanding shares.

Dresner Partners also considered certain risks and uncertainties inherent within the Company’s business and the possibility that the Company’s financial forecasts might not be realized, as well as the possibility that the Company might exceed the financial projections provided by DCA management. In this regard, Dresner Partners performed a number of different sensitivity analyses with respect to the discounted cash flow analyses to illustrate the effect of different assumptions, including assumptions relating to treatment and revenue growth, reimbursement rates, payor mix, operating expenses and capital expenditures.

Utilizing this methodology and applying these various sensitivity analyses, Dresner Partners determined an implied per share value of the Company’s Common Stock ranging between $6.08 and $9.21, as compared to the Consideration of $11.25.

Overview of Analyses; Other Considerations

The summaries set forth above do not purport to be a complete description of all the analyses performed by Dresner Partners in arriving at its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Dresner Partners did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Dresner Partners believes, and advised the Board of Directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the opinion. In performing its analyses, Dresner Partners made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Dresner Partners are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Dresner Partners or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Dresner Partners and the opinion of Dresner Partners were among several factors taken into consideration by the Board of Directors in making its decision to authorize the Company to enter into the merger agreement and should not be considered as determinative of such decision.

(e)	Projections.

The following table summarizes the limited estimated and projected financial data shared by the Company in December 2009 and January 2010 with each of the parties who had executed confidentiality agreements. It should be noted that the projections shared did not include any of the Company’s corporate general and administrative expenses, since it was anticipated that each of the parties would make their own evaluation as to the nature and amount of such corporate level expenses that would be necessary or appropriate in connection with a transaction.

	Estimated		Projected
	2009	2010	2011(2)	2012(2)
	(In millions, except for treatments)

Total Treatments	297,435	315,136	335,917	355,291
Revenues	$96.8	$103.0	$110.9	$118.0
Clinical EBITDA(1)	$20.5	$22.8	$26.2	$28.7

(1)	Excludes corporate general and administrative expenses, but includes rental income.

(2)	Do not reflect the impact of the proposed bundled reimbursement system.

(f)	Intent to Tender.

Each of the Company’s executive officers and directors has entered into a Tender and Voting Agreement with the Company, Parent and Purchaser, as described above in Item 3(a) and incorporated herein by reference. Accordingly, pursuant to such Tender and Voting Agreements, the Company’s executive officers and directors have agreed to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of the Company concerning the Offer or the Merger.

Dresner Partners.  The Board of Directors selected Dresner Partners as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated November 10, 2009, the Company engaged Dresner Partners to act as its financial advisor in connection with the possible sale of the Company. Pursuant to this letter agreement, the Company has agreed to pay Dresner Partners a fee for its services, of which $50,000 was paid upfront as a non-refundable, creditable retainer fee. If the Merger is consummated, the Company will pay Dresner Partners a transaction fee of $500,000. Pursuant to the letter agreement, the parties have agreed that no separate or additional fees beyond, over and above or in addition to the $500,000 transaction fee is required to be paid by the Company for the delivery of Dresner Partners’ opinion. If, however, the Merger is not consummated, the Company must pay a fee of $100,000 in connection with the delivery of Dresner Partners’ opinion. In addition, the Company has agreed to reimburse Dresner Partners for expenses incurred. The Company also has agreed to indemnify Dresner Partners against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, except as follows:

(a) Each of the officers and directors of the Company, in their capacity as shareholders, entered into a Tender and Voting Agreement. The summary of the Tender and Voting Agreements contained in Item 3(b) above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Voting Agreement which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

(b) The transactions listed below:

	Date of	Nature of	Number
Name	Transaction	Transaction	of Shares	Price/Share

Stephen W. Everett	4/13/2010	*	30,000	$0.00
Thomas Carey	4/13/2010	*	22,000	$0.00
Andrew Jeanneret	4/13/2010	*	15,000	$0.00
Daniel R. Ouzts	4/13/2010	*	15,000	$0.00
Joanne Zimmerman	4/13/2010	*	15,000	$0.00
Peter D. Fischbein	4/13/2010	*	12,000	$0.00
Robert Trause	4/13/2010	*	12,000	$0.00
Kenneth Bock	4/13/2010	*	4,000	$0.00

*	Received grant of restricted stock award on April 13, 2010. The Shares are scheduled to vest annually in equal quarterly amounts on each April 12th from 2011 to 2014, but will vest in full on an accelerated basis upon a Change in Control as defined in the Company’s 2009 Omnibus Incentive Plan. The purchase of the Shares pursuant to the Offer, and the subsequent Merger of Merger Sub with and into DCA will constitute a Change of Control pursuant to the applicable provisions of the 2009 Omnibus Incentive Plan. Accordingly, the awardees will receive the Offer Price for all Shares listed in the table.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement.  The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s shareholders.

Shareholder Approval.  The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions of the FBCA). The Shares are the only securities of the Company outstanding that entitle the holders thereof to voting rights. If the Offer is consummated, due to the satisfaction of the Minimum Condition (as defined below), Purchaser and its affiliates will own at least a majority of the outstanding Shares. Accordingly, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

Top-Up Option.  Pursuant to the Merger Agreement, the Company has granted to Parent and Purchaser an assignable and irrevocable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued, fully paid and nonassessable shares of the Company’s Common Stock (the “Top-Up Shares”) equal to the lesser of: (i) the number of shares of the Company’s Common Stock that, when added to the number of shares of the Company’s Common Stock owned by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes 80% of the number of shares of the Company’s Common Stock that would be outstanding on a fully-diluted basis immediately after the issuance of all shares of the Company’s Common Stock subject to the Top-Up Option, or (ii) the aggregate number of shares of the Company’s Common Stock that the Company is authorized to issue under the Company’s Articles of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option.

The Top-Up Option may be exercised by Parent or Purchaser, in whole or in part, at any time at or after the Acceptance Time. The aggregate purchase price payable for the shares of Company’s Common Stock being purchased by Parent or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price.

Conditions to Offer.  The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt of any other required consents or approvals of any governmental authority of competent jurisdiction, the absence of which would reasonably be expected to dilute materially the anticipated benefits to Parent of the transaction. The term “Minimum Condition” requires that there must be validly tendered (not including any shares of the Company’s Common Stock validly tendered pursuant to procedures for guaranteed delivery) and not withdrawn a number of shares of the Company’s Common Stock that, together with any shares of the Company’s Common Stock owned by Parent or Purchaser immediately prior to the Acceptance Time, represents more than 50% of the Adjusted Outstanding Share Number, which is defined in the Merger Agreement as the sum of: (A) the aggregate number of shares of the Company’s Common Stock issued and outstanding immediately prior to the Acceptance Time, plus (B) an additional number of shares up to (but not exceeding) the aggregate number of shares of the Company’s Common Stock issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, the Company’s Common Stock that are outstanding immediately prior to the Acceptance Time (other than potential (but not actual) dilution attributable to the Top-Up Option).

The Offer is further conditioned upon other conditions, as set forth in Annex I to the Merger Agreement, which is filed as Exhibit (e)(1) hereto. The conditions to the offer provided in the Merger Agreement are summarized in Section 13 of the Offer to Purchase.

Short-Form Merger.  Under Section 607.1104 of the FBCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the Company’s outstanding Shares, Purchaser will be able to effect the Merger, and is required to do so under the Merger Agreement, without a vote of the Company’s shareholders. In such event, Parent and Purchaser anticipate that they will take all necessary and appropriate action to cause the

Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the Company’s shareholders. However, if Purchaser does not acquire at least 80% of the outstanding Shares pursuant to the Offer, including through any subsequent offering period or exercise of the Top-Up Option, a vote at a meeting of the Company’s shareholders would be required under Florida law, and a longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its shareholders as promptly as practicable following the later of the Acceptance Time or the expiration of any “subsequent offering period” provided in accordance with Rule 14d-11 under the Exchange Act to consider and vote on the Merger, if a shareholders’ vote is required.

State Takeover Statutes.

Affiliated Transactions Statute.

Because DCA is incorporated under the laws of the State of Florida, DCA is subject to Section 607.0901 (the “Affiliated Transactions Statute”) of the FBCA. The Affiliated Transactions Statute generally prohibits a Florida corporation from engaging in an “affiliated transaction” with an “interested shareholder,” unless (i) the affiliated transaction is approved by a majority of the disinterested directors or by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder; or (ii) the corporation has not had more than 300 shareholders of record at any time for three years prior to the public announcement relating to the affiliated transaction or the corporation complies with certain statutory fair price provisions.

Subject to certain exceptions, under the FBCA an “interested shareholder” is a person who beneficially owns more than 10% of the corporation’s outstanding voting shares, exclusive of the corporation or its subsidiaries. In general terms, an “affiliated transaction” includes: (i) any merger or consolidation with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value equal to 5% or more of the corporation’s consolidated assets or outstanding shares or representing 5% or more of the corporation’s earning power on net income; (iii) the issuance or transfer to any interested shareholder of shares with a fair market value equal to 5% or more of the aggregate fair market value of all outstanding shares of the corporation; (iv) the liquidation or dissolution of the corporation if proposed by any interested shareholder; (v) any reclassification of securities or corporate reorganization that will have the effect of increasing by more than 5% the percentage of the corporation’s outstanding voting shares beneficially owned by any interested shareholder; and (vi) any receipt by the interested shareholder of the benefit of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the corporation.

The Company’s Board has taken all actions necessary so that the provisions of Section 607.0901 of the FBCA will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement, the Tender and Voting Agreements and the transactions contemplated hereby and thereby.

Control Share Acquisitions Statute.

DCA is also subject to Section 607.0902 (the “Control Share Acquisitions Statute”) of the FBCA. The Control Share Acquisitions Statute provides that shares of publicly-held Florida corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (i) one-fifth, but less than one-third; (ii) one-third, but less than a majority; or (iii) a majority or more of such votes.

The Control Share Acquisitions Statute does not apply to an acquisition of shares of a publicly-held Florida corporation (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger or share exchange agreement, or (ii) if such acquisition has been approved by the corporation’s board of directors before the acquisition. Accordingly, the provisions of the Control Share Acquisitions Statute are not applicable to the Offer or to the Merger. In this regard, the Company Board has taken all actions necessary so that the voting restrictions contained in Section 607.0902 of the FBCA will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement, the Tender and Voting Agreements and the transactions contemplated hereby and thereby.

Antitrust.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. If the 15 calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten days after Parent files its Premerger Notification and Report Form. If within the 15 calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Appraisal Rights.  Holders of our Common Stock do not have appraisal or dissenter’s rights as a result of the Offer. If the Merger is consummated, holders of our Common Stock may have certain rights pursuant to the provisions of Sections 607.1301-607.1333 of the FBCA to dissent and obtain payment of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable). However, pursuant to the FBCA, appraisal rights will not be available if on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which the Merger is to be acted upon, or to consent to any such action without a meeting, the Common Stock is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or if the Common Stock is not so listed or designated, the Company has at least 2,000 shareholders and their Common Stock holdings have an aggregate market value of at least $10 million, exclusive of the value of such shares held by the Company’s subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

If appraisal rights were available and the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the Offer Price or the Merger Consideration.

If any dissenting shareholder fails to perfect, or effectively withdraws or loses such right to appraisal, as provided in the FBCA, such holder’s Shares will thereafter be converted, into the right to receive the Offer Price, without interest, in accordance with the Merger Agreement.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the FBCA and is qualified in its entirety by the full text of Sections 607.1301 through 607.1333 of the FBCA.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTIONS 607.1301 THROUGH 607.1333 OF THE FBCA FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS, IF ANY.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in the Company’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that the Company’s customers may delay or refrain from purchasing the Company’s services due to uncertainties about the Company’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation matters are commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Materials to be Filed as Exhibits.

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated April 22, 2010 (incorporated by reference to Exhibit(a)(1) to the Schedule TO filed with the Commission by Urchin Merger Sub, Inc. and U.S. Renal Care, Inc. on April 22, 2010).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(2) to the Schedule TO filed with the Commission by Urchin Merger Sub, Inc. and U.S. Renal Care, Inc. on April 22, 2010).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)	Opinion of Dresner Partners, dated April 13, 2010 (attached hereto as Annex II).
(a)(5)	Joint Press Release issued by U.S. Renal Care, Inc. and Dialysis Corporation of America on April 14, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the Commission by Dialysis Corporation of America on April 14, 2010).

Exhibit
Number	Description

(e)(1)	Agreement and Plan of Merger dated April 13, 2010 by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and Dialysis Corporation of America (incorporated by reference to Exhibit 2(A) to the Form 8-K filed with the Commission on April 19, 2010).
(e)(2)	Form of Tender and Voting Agreement (dated as of April 13, 2010) by and among Dialysis Corporation of America, U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and certain shareholders of Dialysis Corporation of America (incorporated by reference to Exhibit 2(B) to the Form 8-K filed with the Commission on April 19, 2010).
(e)(3)	Articles of Incorporation of Dialysis Corporation of America (incorporated by reference to the Company’s registration statement on Form SB-2 dated December 22, 1995, as amended February 9, 1996, April 2, 1996 and April 15, 1996, registration no. 33-80877-A, Part II, Item 27).
(e)(4)	By-Laws of Dialysis Corporation of America, as amended December 31, 2009 (incorporated by reference to Exhibit 3(II) to the Company’s Current Report on Form 8-K filed with the Commission on January 6, 2010).
(e)(5)	2009 Omnibus Incentive Plan of Dialysis Corporation of America, adopted by the shareholders on June 11, 2009 (incorporated by reference to Appendix A to the Company’s Proxy Statement dated April 24, 2009 and filed with the Commission on April 27, 2009).
(e)(6)	1999 Stock Incentive Plan of Dialysis Corporation of America, as amended (April, 2006) (incorporated by reference to Exhibit 99(ii) to the Company’s Current Report on Form 8-K filed with the Commission on March 5, 2008).
(e)(7)	Form of Stock Option Certificate under the 1999 Stock Incentive Plan (May 21, 1999) (now under Dialysis Corporation of America’s 2009 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.XXIV to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Commission on March 30, 2000).
(e)(8)	Form of Restricted Stock Agreement under Dialysis Corporation of America’s 2009 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission on March 15, 2010).
(e)(9)	Employment Agreement between Dialysis Corporation of America and Stephen W. Everett dated February 22, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 27, 2006).
(e)(10)	Employment Agreement between Dialysis Corporation of America and Thomas P. Carey dated February 25, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
(e)(11)	Employment Agreement between Dialysis Corporation of America and Andrew Jeanneret dated February 25, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
(e)(12)	Employment Agreement between Dialysis Corporation of America and Daniel R. Ouzts dated February 25, 2009 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
(e)(13)	Employment Agreement between Dialysis Corporation of America and Joanne Zimmerman dated February 25, 2009 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
(e)(14)	Employment Agreement between Dialysis Corporation of America and Thomas K. Langbein dated December 31, 2009 (incorporated by reference to Exhibit 10(I) to the Company’s Current Report on Form 8-K filed with the Commission on January 6, 2010).
(e)(15)	First Amendment to Employment Agreement between Dialysis Corporation of America and Stephen W. Everett dated April 13, 2010 (incorporated by reference to Exhibit 10(K) to the Company’s Current Report on Form 8-K filed with the Commission on April 19, 2010).
(e)(16)	First Amendment to Employment Agreement between Dialysis Corporation of America and Thomas K. Langbein dated April 13, 2010 (incorporated by reference to Exhibit 10(L) to the Company’s Current Report on Form 8-K filed with the Commission on April 19, 2010).

Exhibit
Number	Description

(e)(17)	First Amendment to Employment Agreement between Dialysis Corporation of America and Thomas P. Carey dated April 13, 2010 (incorporated by reference to Exhibit 10(J) to the Company’s Current Report on Form 8-K filed with the Commission on April 19, 2010).
(e)(18)	Form of Indemnification Agreement for officers and directors of Dialysis Corporation of America (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex II	Opinion of Dresner Partners, dated April 13, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALYSIS CORPORATION OF AMERICA

By:	/s/ STEPHEN W. EVERETT
Stephen W. Everett
President and Chief Executive Officer

Dated: April 22, 2010

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated April 22, 2010 (incorporated by reference to Exhibit(a)(1) to the Schedule TO filed with the Commission by Urchin Merger Sub, Inc. and U.S. Renal Care, Inc. on April 22, 2010).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(2) to the Schedule TO filed with the Commission by Urchin Merger Sub, Inc. and U.S. Renal Care, Inc. on April 22, 2010).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)	Opinion of Dresner Partners, dated April 13, 2010 (attached hereto as Annex II).
(a)(5)	Joint Press Release issued by U.S. Renal Care, Inc. and Dialysis Corporation of America on April 14, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the Commission by Dialysis Corporation of America on April 14, 2010).
(e)(1)	Agreement and Plan of Merger dated April 13, 2010 by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and Dialysis Corporation of America (incorporated by reference to Exhibit 2(A) to the Form 8-K filed with the Commission on April 19, 2010).
(e)(2)	Form of Tender and Voting Agreement (dated as of April 13, 2010) by and among Dialysis Corporation of America, U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and certain shareholders of Dialysis Corporation of America (incorporated by reference to Exhibit 2(B) to the Form 8-K filed with the Commission on April 19, 2010).
(e)(3)	Articles of Incorporation of Dialysis Corporation of America (incorporated by reference to the Company’s registration statement on Form SB-2 dated December 22, 1995, as amended February 9, 1996, April 2, 1996 and April 15, 1996, registration no. 33-80877-A, Part II, Item 27).
(e)(4)	By-Laws of Dialysis Corporation of America, as amended December 31, 2009 (incorporated by reference to Exhibit 3(II) to the Company’s Current Report on Form 8-K filed with the Commission on January 6, 2010).
(e)(5)	2009 Omnibus Incentive Plan of Dialysis Corporation of America, adopted by the shareholders on June 11, 2009 (incorporated by reference to Appendix A to the Company’s Proxy Statement dated April 24, 2009 and filed with the Commission on April 27, 2009).
(e)(6)	1999 Stock Incentive Plan of Dialysis Corporation of America, as amended (April, 2006) (incorporated by reference to Exhibit 99(ii) to the Company’s Current Report on Form 8-K filed with the Commission on March 5, 2008).
(e)(7)	Form of Stock Option Certificate under the 1999 Stock Incentive Plan (May 21, 1999) (now under Dialysis Corporation of America’s 2009 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.XXIV to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Commission on March 30, 2000).
(e)(8)	Form of Restricted Stock Agreement under Dialysis Corporation of America’s 2009 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission on March 15, 2010).
(e)(9)	Employment Agreement between Dialysis Corporation of America and Stephen W. Everett dated February 22, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 27, 2006).
(e)(10)	Employment Agreement between Dialysis Corporation of America and Thomas P. Carey dated February 25, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
(e)(11)	Employment Agreement between Dialysis Corporation of America and Andrew Jeanneret dated February 25, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
(e)(12)	Employment Agreement between Dialysis Corporation of America and Daniel R. Ouzts dated February 25, 2009 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).

Exhibit
Number	Description

(e)(13)	Employment Agreement between Dialysis Corporation of America and Joanne Zimmerman dated February 25, 2009 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
(e)(14)	Employment Agreement between Dialysis Corporation of America and Thomas K. Langbein dated December 31, 2009 (incorporated by reference to Exhibit 10(I) to the Company’s Current Report on Form 8-K filed with the Commission on January 6, 2010).
(e)(15)	First Amendment to Employment Agreement between Dialysis Corporation of America and Stephen W. Everett dated April 13, 2010 (incorporated by reference to Exhibit 10(K) to the Company’s Current Report on Form 8-K filed with the Commission on April 19, 2010).
(e)(16)	First Amendment to Employment Agreement between Dialysis Corporation of America and Thomas K. Langbein dated April 13, 2010 (incorporated by reference to Exhibit 10(L) to the Company’s Current Report on Form 8-K filed with the Commission on April 19, 2010).
(e)(17)	First Amendment to Employment Agreement between Dialysis Corporation of America and Thomas P. Carey dated April 13, 2010 (incorporated by reference to Exhibit 10(J) to the Company’s Current Report on Form 8-K filed with the Commission on April 19, 2010).
(e)(18)	Form of Indemnification Agreement for officers and directors of Dialysis Corporation of America (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Commission on March 2, 2009).
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex II	Opinion of Dresner Partners, dated April 13, 2010

Annex I

Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, Maryland 21090
(410) 694-0500

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being mailed on or about April 22, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, par value $0.01 (the “Shares” or the “Common Stock”) of Dialysis Corporation of America, a Florida corporation (“DCA,” the “Company,” “we,” “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by U.S. Renal Care, Inc., a Delaware corporation (“Parent” or “USRC”), to the board of directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 13, 2010 (the “Merger Agreement”), by and among Parent, Urchin Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub” or “Purchaser”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on April 22, 2010, Merger Sub commenced a cash tender offer to purchase all outstanding Shares at a price of $11.25 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on April 22, 2010. The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 19, 2010 (unless the Offer is extended), at which time, if all conditions to the Offer set forth in the Merger Agreement have been satisfied or waived, the Merger Sub will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, and upon approval by a shareholder vote, if required, Merger Sub will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on April 22, 2010, and which is being mailed to shareholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Merger Sub and the Merger Sub Designees (as defined below) has been furnished to the Company by either Parent or Merger Sub, and the Company assumes no responsibility for the accuracy or completeness of such information.

DIRECTORS DESIGNATED BY PARENT OR MERGER SUB

Right to Designate Directors

The Merger Agreement provides that upon the acceptance for payment of any Shares pursuant to the Offer by Purchaser, Parent shall be entitled to designate such number of members of the Board, as rounded up to the next whole number, that constitutes at least a majority of the directors to the Board and that equals the product of (i) the total number of directors on the Board (giving effect to the increase in the size of the Board in order to comply with this obligation pursuant to the Merger Agreement), and (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Parent or Purchaser (including all Shares accepted for payment pursuant to the Offer) and a denominator equal to the total number of Shares then issued and outstanding. The Company is to take all action (including, to the extent necessary, seeking and accepting the resignations of one or more incumbent directors and increasing the size of the Board) necessary to cause Parent’s designees to be elected or appointed to the Board. In addition, from and after the acceptance for payment of any Shares pursuant to the Offer by Purchaser, and to the extent requested by Parent, the Company is also to use its commercially reasonable efforts to (i) obtain and deliver to Parent the resignation of each individual who is an officer of the Company and (ii) cause the individuals designated by Purchaser to constitute at least a majority of each committee of the Board.

Notwithstanding these board designation rights, the Company will use commercially reasonable efforts to cause at least two of the current members of the Board to remain on the Board until the completion of the Merger. The Merger Agreement also sets forth procedures for appointing replacements to fill vacancies among these continuing directors. Following the election or appointment of Parent’s designees and until the Merger is consummated, the approval of a majority of these continuing directors shall be required to authorize, to the extent the action in question could reasonably be expected to adversely affect Company shareholders other than Parent and Purchaser: (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement, and (iii) any extension of time for performance of any obligation or action by Parent or Purchaser or any waiver or assertion of the Company’s rights under the Merger Agreement. Such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to so authorize.

Parent and Purchaser’s Designees

Parent has informed the Company that promptly following its payment for Shares pursuant to the Offer, Purchaser will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Purchaser has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Purchaser, the name of the individual, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of the Purchaser to the Board have held the office and principal occupation identified below for not less than five years.

		Current Principal Occupation or Employment and
Name and Position	Age	Employment History

J. Christopher Brengard Chief Executive Officer, U.S. Renal Care, Inc.	45	Chris Brengard founded U.S. Renal Care, Inc. in 2000 and has served as its President and CEO since inception. Prior to founding U.S. Renal Care, Inc., Mr. Brengard served as Vice President of Outpatient Operations for Select Medical Corporation from 1998 to 2000. In addition, in 1992, he was the founder of MediFit Rehabilitation Group in Houston, Texas and served as its President and CEO until 1998. Prior to MediFit, he held various positions with Continental Medical Systems in Jonesboro, Arkansas.

		Current Principal Occupation or Employment and
Name and Position	Age	Employment History

John P. Byrnes Chief Executive Officer, Lincare Holdings, Inc.	51	John P. Byrnes has served as the Chief Executive Officer of Lincare Holdings, Inc. (NASD: LNCR) since January 1997, a Director of the Company since May 1997, and Chairman of the Board since March 2000. Lincare Holdings, Inc. is a leading provider of oxygen and other respiratory therapy services delivered to patients in the home, with revenues in excess of $1 billion per year. Mr. Byrnes also served as Lincare Holdings, Inc.’s President from June 1996 to April 2003. Mr. Byrnes is currently a Director of Kinetic Concepts, Inc. (NYSE: KCI), a global medical technology company with leadership positions in advanced wound care and therapeutic services.

Barry C. Cosgrove Private Investor	52	Barry C. Cosgrove is a businessman, attorney and charitable director who, for the past 20 years, has founded and led public and private enterprises. Mr. Cosgrove was a founder of DaVita, Inc. (NYSE: DVA), the world’s largest independent operator of renal dialysis facilities. From 1994 until September 2000, Mr. Cosgrove served in various senior executive positions with DaVita, including Senior Vice President and General Counsel. Prior to joining DaVita, Mr. Cosgrove served as Executive Vice President of Total Pharmaceutical Care, Inc. until its sale in late 1993 to Apria Healthcare. Prior to 1993, he was a senior executive with McGaw Labs in Irvine, California. Mr. Cosgrove has been with Blackmore Partners, a private equity and holding company, since September 2000, and since such time he has served, and currently serves, as President, CEO and Chairman of the Board. Mr. Cosgrove also serves as a member of the National Assembly of Board Members of the Alzheimer’s Association.

Bryan C. Cressey Partner, Cressey & Company	60	Bryan Cressey began his career with First Chicago Equity Group and was one of the founders of the firm that became Golder, Thoma, Cressey, Rauner. He co-founded Thoma Cressey Equity Partners, a private equity firm, in 1998, and remains a general partner. He has also been a general partner of the private equity firm Cressey & Company since 2007. A member of the Chicago Area Entrepreneurship Hall of Fame, Mr. Cressey received his BS in Economics from the University of Washington, earned MBA from Harvard Business School, and earned his JD from Harvard Law School.

Jack F. Egan Senior Vice President, U.S. Renal Care	56	Jack Egan has been a senior manager of U.S. Renal Care, Inc. since the company’s inception in 2000 and an Executive President of U.S. Renal Care since 2005. Mr. Egan’s credentials include serving as a Senior Vice President of Select Medical Corporation from 1997 to 2000. From 1991 to 1997, he was President/COO of RehabWorks, Inc., a subsidiary of Continental Medical Systems. From 1987 to 1991, Mr. Egan served as CFO/EVP of RehabWorks in Clearwater, Florida.

		Current Principal Occupation or Employment and
Name and Position	Age	Employment History

Eugene D. Hill General Partner, SV Life Sciences	58	Eugene Hill is a Managing Partner of SV Life Sciences, which he joined in 1999. SV Life Sciences is a venture capital advisor and manager that makes selected investments in businesses with experienced entrepreneurs and management teams. He was previously a Partner at Accel Partners in Palo Alto, California for five years, where he was responsible for 13 investments in early stage healthcare service and healthcare information technology companies. He is currently on the Board of Synarc, Cadent, Interplan Health, Patient Care, Medifacts and U.S. Renal Care. Prior to joining Accel Partners, Mr. Hill held several senior management positions, most recently, President of Behavioral Health at United HealthCare Corporation, CEO and President of US Behavioral Health and President and Chairman of Sierra Health and Life Insurance Company. He has 19 years of operating experience in the US healthcare services market. Mr. Hill has a BA from Middlebury College and an MBA from Boston University.

Martin F. Jackson Chief Financial Officer, Select Medical Corporation	56	Martin F. Jackson has served as Executive Vice President and Chief Financial Officer of Select Medical Corporation, a leading provider of specialized healthcare, since May 1999. Mr. Jackson previously served as a Managing Director of the Healthcare Investment Banking Group for CIBC Oppenheimer from January 1997 to May 1999. Prior to that time, he served as Senior Vice President, Health Care Finance at McDonald & Company Securities, Inc. from January 1994 to January 1997. Prior to 1994, Mr. Jackson held senior financial positions with Van Kampen Merritt, Touche Ross, Honeywell and L’Nard Associates.

David Ward General Partner, Salix Ventures	52	David Ward co-founded Salix Ventures, a venture capital firm, in 1997 and works in the Nashville, Tennessee office as a general partner. Prior to Salix, Mr. Ward was instrumental in the start-up and growth of two companies. As Vice President of Development at MedCath (Nasdaq: MDTH), a cardiovascular services provider, he was instrumental in conceiving, planning, and executing the company’s strategy for developing specialty heart hospitals — the first independent, freestanding specialized facilities in the United States dedicated to cardiovascular care.

		Mr. Ward commenced his career at Bain Capital and was part of a team that conceived, developed and implemented the business plan for MediVision. As Director of Development and then Vice President of Operations, David acquired, developed and later managed, numerous eye surgery centers and their affiliated practices. After MediVision was acquired by Medical Care International, David served as Medical Care’s Vice President of Managed Care. David graduated Phi Beta Kappa from Stanford University in 1979 with an AB in economics and received his JD and MBA from Stanford University in 1983.

Purchaser has advised the Company that, to the best knowledge of Purchaser and Parent, during the past ten years, (i) no petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of Purchaser’s designees to the Board, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; and (ii) none of Purchaser’s designees to the Board:

(A) has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(B) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in the first bullet point under (F) below, or to be associated with persons engaged in any such activity;

(C) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacate;

(D) was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(E) was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member;

(F) was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

•	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

•	Engaging in any type of business practice; or

•	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(G) was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

•	Any federal or state securities or commodities law or regulation; or

•	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

•	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

Purchaser has advised the Company that, to the best knowledge of Purchaser and Parent, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries.

Purchaser has advised the Company that, to the best knowledge of Purchaser and Parent, none of its designees or any of his immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Purchaser’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time on Wednesday, May 19, 2010, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign. To the extent the Board will consist of persons who are not designees of Purchaser, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders. As of April 19, 2010, there were 9,610,373 Shares issued and outstanding.

The Company Board of Directors

The leadership structure at the Company has varied over time and has included combined roles and separation of roles, but for many years the roles of Chairman and CEO have been separate and our by-laws so provide. The current view of the Board of Directors with regard to the Company’s leadership structure is that it is appropriate to separate the offices of Chairman of the Board and of chief Executive Officer. The Company’s governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

The Board is comprised of five members. Certain information regarding the members of the Board as of April 19, 2010, is set forth below, including with respect to each director of the Company, the name and age of the director, present position with the Company or principal occupation, and employment history during the past five years. Some of the current directors may resign following the purchase of Shares by Merger Sub pursuant to the Offer. Each director is a U.S. citizen.

Name	Age	Current Position	Held Since

Thomas K. Langbein	64	Chairman of the Board and	1980
		Chief of Strategic Alliances and Investor Relations	2009
Stephen W. Everett	53	President and director	2000
		CEO	2003
Peter D. Fischbein*	70	Director	2004
Robert W. Trause*	67	Director	1998
Kenneth J. Bock **	57	Director	2009

*	Member of the Audit, Compensation and Nominating Committees

**	Chairman of the Audit Committee and a member of the Compensation and Nominating Committees

Our by-laws provide that the Board shall not consist of less than two nor more than six persons. A majority of directors, although less than a quorum, or a sole remaining director, have the right to appoint candidates to fill any vacancies on the Board. An appointed director shall serve for the remainder of the term. We meet the requirements established pursuant to the Nasdaq Marketplace Rules of the Nasdaq Stock Market (the “Nasdaq Marketplace Rules”) for a majority of the Board to be comprised of independent directors through the membership of Messrs. Fischbein, Trause and Bock. See “Corporate Governance — Independence of Directors” below.

Thomas K. Langbein, Chairman of the Board, was CEO of the Company from 1980 until May 29, 2003, when that position was relinquished to Stephen W. Everett, also President of the Company. In September, 2009, Mr. Langbein was appointed to the executive position of Chief of Strategic Alliances and Investor Relations for which he is responsible for development, evaluation and negotiation of potential mergers, acquisitions and similar transactions, as well as developing and coordinating investor relations, primarily with institutional investors. Mr. Langbein was the Chairman of the Board, CEO and President of Medicore, Inc., the Company’s former parent company, from 1980 until the merger of Medicore with and into DCA in September, 2005. Mr. Langbein is President, sole shareholder and director of Todd & Company, Inc., formerly an inactive NASD member broker-dealer registered with the SEC, which firm he sold in August, 2009.

Director Qualifications:

•	Leadership experience as past and current Chairman of the Board, both of the Company and its former parent, Medicore, Inc., which merged with the Company in 2005; each a public company

•	Master’s Degree in Finance

•	Finance experience

•	Former President and owner of broker-dealer registered with the SEC; many years of security industry experience

•	Largest shareholder of the Company.

Stephen W. Everett has been affiliated with the Company since 1998. He became President of the Company in March, 2000, and Chief Executive Officer in May, 2003. From 1993 to 1997, Mr. Everett was a Vice President with the renal care division of Vivra, Inc., at that time the second largest provider of dialysis services in the United States, responsible for oversight, deal structuring, physician recruitment and practice management. Mr. Everett held similar responsibilities in 1998 in his affiliation with Renal Physician Partners, engaged in consulting and management in the renal healthcare field. He has over 30 years of involvement in the healthcare industry.

Director Qualifications:

•	Leadership experience as current President and Chief Executive Officer of the Company

•	Industry experience with more than 30 years involvement in the healthcare industry

•	Executive management experience with major dialysis services provider

•	Experience with deal structuring, physician recruitment and practice management.

Peter D. Fischbein is an attorney. He was a director of Medicore, Inc., a position he held since 1984, until its merger with the Company in September, 2005.

Director Qualifications:

•	Experienced counsel with litigation and class action knowledge

•	Outside board experience with other public companies, including Medicore, Inc. and Viragen, Inc.

•	Experience in business structuring

Robert W. Trause is a senior commercial account specialist engaged in the marketing of commercial insurance specializing in property and casualty insurance sales to mid-to-large size companies. He has been affiliated with an insurance agency in New Jersey since 1991.

Director Qualifications:

•	Insurance industry expertise

•	Board leadership qualities with years of experience with the Company

•	Marketing experience

Kenneth J. Bock since 2007 is partner and Vice Chairman of Forsyth Kownack, LLC, an investment banking firm specializing in the healthcare, energy and transportation industries. Mr. Bock is responsible for new business development and structured finance solutions. From 1999 to 2006, Mr. Bock was instrumental in forming and was CEO and a member of the board of directors of Munich American Capital Markets, Inc., a global capital markets and alternative risk portfolio company. In prior years, Mr. Bock was affiliated with two major brokerage firms responsible for capital management, investment banking, fixed income trading, and sales. Mr. Bock holds a B.S. in economics, and an MBA (concentration in finance) from New York University.

Director Qualifications:

•	Experience in investment banking with emphasis in healthcare

•	Finance experience with responsibilities in capital management and investment banking

•	New business development and structured finance solutions experience

•	Former CEO and member of board of directors of global capital markets and alternative risk portfolio company

Compensation of Directors

Our policy is not to pay additional compensation to directors who are employees of our Company. The three independent directors, Messrs. Fischbein, Trause and Bock, are not employees of the Company. Thomas K. Langbein, Chairman of the Board, became an employed executive of the Company in September, 2009. Messrs. Langbein and Everett make decisions as to compensation for the three independent Board members. The independent Board members only receive compensation from the Company as one of our directors.

The following table sets for the compensation paid to our directors for the fiscal year ended December 31, 2009.

	Fees Earned or			All Other
	Paid in Cash	Stock Awards		Compensation	Total
Name	($)	($)		($)	($)
(a)	(b)	(c)		(g)	(h)

Thomas K. Langbein	$147,000 (1)	$31,320	(2)	$13,068 (3)	$191,388
Peter D. Fischbein	$6,000	$15,660	(4)(5)	$—	$21,660
Robert W. Trause	$6,000	$15,660	(4)(5)	$—	$21,660
Kenneth J. Bock(6)	$5,000	$10,120	(5)	$—	$15,120
Alexander Bienenstock(6)	$1,000	$5,540	(4)	$—	$6,540

(1)	Includes: (i) $144,000 portion of annual stipend of $200,000 paid until Mr. Langbein became an executive officer (Chief of Strategic Alliances and Investor Relations) in September, 2009, at which time he began receiving compensation as an employee rather than as a nonemployee director; and (ii) $3,000 nonemployee director fees.

(2)	Includes: (i) $11,080 grant date value of a February 27, 2009 stock award of 2,000 restricted shares that vested immediately; and (ii) $20,240 grant date value of a June 11, 2009 restricted stock unit award of 4,000 restricted shares that vest one year from the date of grant.

(3)	Includes: (i) $11,490 health and dental insurance premiums; and (ii) $1,578 auto-related expenses.

(4)	Includes $5,540 grant date value of a February 27, 2009 stock award of 1,000 restricted shares that vested immediately.

(5)	Includes $10,120 grant date value of a June 11, 2009 restricted stock unit award of 2,000 restricted shares that vest one year from the date of grant.

(6)	Alexander Bienenstock retired as director (Chairman of the Audit Committee) on June 11, 2009, at which time Kenneth J. Bock was elected as a director and appointed as the Chairman of the Audit Committee.

Executive Officers

Name	Age	Position	Held Since

Thomas K. Langbein*	64	Chairman of the Board and	1980
		Chief of Strategic Alliance and	2009
		Investor Relations
Stephen W. Everett*	53	President and CEO	2000
			2003
Andrew J. Jeanneret	45	Vice President, Finance and	2007
		Chief Financial Officer	2008
Daniel R. Ouzts	63	Vice President, Finance	2005
		Chief Accounting Officer	2009
		and Treasurer	1996
Thomas P. Carey	56	Vice President, Operations	2007
		Chief Operating Officer	2009
Joanne Zimmerman	55	Vice President, Clinical Services	2000
		and Compliance Officer	2007

*	For information concerning Messrs. Langbein and Everett, see “The Company Board of Directors” above.

Andrew J. Jeanneret joined the Company in July, 2007 as Vice President of Finance, and on March 14, 2008, was promoted to Chief Financial Officer. Mr. Jeanneret has 23 years of experience in corporate accounting and finance. From October, 2006 he was Vice President of HealthExtras, Inc., a public company engaged in pharmacy benefit management. For the immediately preceding nine months he was a financial accounting consultant. From August, 2004 to January, 2006, Mr. Jeanneret was Vice President, Controller and Chief Accounting Officer for Guilford Pharmaceuticals Inc., a public specialty pharmaceutical company which merged with MGI Pharma, Inc. in October, 2005. Mr. Jeanneret is a Certified Public Accountant.

Daniel R. Ouzts served as controller of the Company from 1983 through January, 2002, and Vice President and Treasurer since 1996. Mr. Ouzts was appointed Vice President of Finance and Chief Financial Officer in November, 2005, the latter position he relinquished in March, 2008. He was appointed Principal Accounting Officer in December, 2009. Mr. Ouzts served as Vice President of Finance, Treasurer and Chief Financial Officer of Medicore, Inc., the Company’s former parent, until its merger with the Company in September, 2005. Mr. Ouzts is a Certified Public Accountant.

Thomas P. Carey joined the Company as Vice President of Operations in April, 2007. He was appointed Chief Operating Officer in August, 2009. Mr. Carey has 23 years experience in the management of multi-site healthcare operations, most recently as Manager with Eden Medical Center, an affiliate of Sutter Health, from 2006 until joining the Company. From 1998 to 2006, Mr. Carey was semi-retired.

Joanne Zimmerman is a certified nephrology nurse, and since 1975, a practicing clinical RN with a focus in renal care since 1988. Ms. Zimmerman joined the Company in 1997 as Clinical Nurse Manager for one of its subsidiaries, and the following year became the Administrator of that dialysis facility. She became Manager of Nursing Services and Compliance for the Company in 1998, and was appointed as Vice President of Clinical Services in 2000. She was appointed in 2007 as Compliance Officer for the Company.

There are no family relationships among any of the officers or directors of the Company.

CORPORATE GOVERNANCE

Our Board of Directors oversees the business and affairs of the Company and monitors the performance of our management. The Board is kept apprised of corporate matters through discussions with the Chairman, other directors, executives, the Audit, Nominating and Compensation Committees, division heads and advisors including counsel, outside auditors and, as applicable, investment bankers and other consultants, as well as by reading reports, contracts, rules and other material sent to Board members and by participating in Board and Committee meetings.

Risk Oversight

The Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the committees of the Board and the Board as a whole participate in the oversight of the process. Specifically, the Board has responsibility for overseeing the strategic planning process and reviewing and monitoring management’s execution of the corporate and business plan and each Board committee is responsible for oversight of specific risk areas relevant to the committee charters.

Senior management is responsible for assessing and managing the Company’s various exposures to risk on a day-to-day basis. Throughout the year, management reviews any critical issues that may arise with the Board and relevant committees. Members of executive management are also available to discuss the Company’s strategy, plans, results and issues with the committees and the Board, and attend such meetings from time to time to provide periodic briefings. In addition, as noted in the Audit Committee Report, the Audit Committee regularly meets in executive session with members of management, including separate sessions with the independent registered public accounting firm and general counsel, as appropriate.

The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its committees providing oversight in connection with those efforts.

Director Independence

We adhere to the corporate governance requirements of the SEC and the Nasdaq Marketplace Rules which, among other things, require us to have a majority of independent directors on our Board.

Under the Nasdaq Marketplace Rules, a director (in most instances this includes a director’s family members, such as spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in the director’s house) is not independent if the director:

•	is, or at any time during the past three years was, employed by the Company;

•	accepted compensation from the Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the determination of independence (with certain exceptions);

•	is a family member of an individual who during the past three years was employed by the Company as an executive officer;

•	is a partner, controlling shareholder, or an executive officer of any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is greater, other than investments in the Company’s securities, or payments under non-discretionary charitable contribution matching programs;

•	is employed as an executive officer of another entity where at any time during the past three years any executive officer of the Company served on the Compensation Committee of the other entity; or

•	is a current partner of the Company’s outside audit firm, or was an employee or partner of the Company’s outside audit firm who worked on the Company’s audit at any time during any of the past three years.

The Nasdaq Marketplace Rules and our director independence requirements are designed to increase the quality of Board oversight and to lessen the possibility of conflicts of interest. None of our independent directors has any material relationship with the Company, and neither the Nasdaq Marketplace Rules nor management views ownership of our stock, even if a significant amount, which is not the case with our independent directors, by itself, as a bar to independence. Each of Messrs. Peter D. Fischbein, Robert Trause and Kenneth J. Bock is “independent” under the rules, guidelines and standards of the SEC, the Nasdaq Marketplace Rules and our corporate governance policies.

Meetings During 2009

The Board met five times during 2009, and, in addition, adopted resolutions by unanimous written consent on 11 separate occasions. All directors participated at the meetings, either present in person or by telephone conference, except that one director missed one meeting.

The Company’s policy is to encourage all of its Board members to attend the annual meeting of shareholders. The annual meeting of the Board of Directors typically follows immediately after the annual shareholders’ meeting to facilitate the Board members’ attendance at both such meetings. All of the directors attended last year’s annual shareholders’ meeting in person.

Our Board and management have a commitment to sound and effective corporate governance practices. The Company has established and maintains a Compliance Program to detect and prevent violations commonly known in the healthcare industry as “fraud and abuse” laws. It also has established a Code of Ethics and Business Conduct. See “Code of Ethics” below.

Board Committees

The Board of Directors has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating Committee. Their responsibilities, procedures, purposes and administration are set forth in their respective charters, each of which is available on our corporate website at www.dialysiscorporation.com under “Investor Relations.” We will provide a copy of these charters without charge to any shareholder upon written request addressed to our corporate Secretary, Joshua M. Jaffe, Esq., Jaffe Law, LLC, 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604, or by email, jmj@lawjaffe.com. Each committee annually reviews and assesses its charter, and recommends proposed modifications to its charter to the Board of Directors for approval. Each committee has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Company. The members of our Audit, Compensation and Nominating Committees are as follows:

Non-Employee Director	Audit	Compensation	Nominating

Kenneth J Bock	Chair	Member	Member
Robert W. Trause	Member	Member	Chair
Peter D. Fischbein	Member	Chair	Member

Compensation Committee

Our Compensation Committee has the responsibilities, among others, to:

•	annually review and approve the compensation and benefit arrangements for the CEO and senior management; the Chairman and the CEO may participate with the Compensation Committee in the review and approval of senior management compensation;

•	review and recommend to the Board of Directors for its adoption or amendment, the compensation and benefit plans and programs for other officers and key employees, including stock option or incentive compensation plans;

•	approve the terms and conditions of awards under such plans within the limits of each plan;

•	review and recommend to the Board of Directors the form and amount of director compensation;

•	approve our overall compensation strategy;

•	develop and approve the Compensation Committee Report; and

•	perform other duties assigned by the Board of Directors that are consistent with the Compensation Committee Charter, our by-laws, and governing law.

Typically, executive management, in particular, Stephen W. Everett, President and CEO of the Company, will make compensation recommendations, as well as the form of such compensation, for consideration by the Compensation Committee with the intent of keeping our executive officers’ compensation aligned with industry standards and our compensation philosophies.

The Compensation Committee met eight times last year. All members participated at the meetings, either in person or by telephone conference.

The Committee’s report, which indicates it has reviewed and discussed the Compensation Discussion and Analysis with management, and its recommendations to the Board for the Compensation Discussion and Analysis to be included in this Information Statement is set forth below under “Compensation Committee Report.”

Nominating Committee

As with the other committees, the Nominating Committee is made up of only independent directors, currently the same directors participating on the Audit and Compensation Committees. The Nominating Committee Charter provides for the Nominating Committee to:

•	assist the Board in identifying and evaluating individuals qualified for Board membership;

•	recommend to the Board nominees for directors for each annual meeting of shareholders; and

•	recommend directors for each committee.

The Nominating Committee has a policy to consider director candidates recommended from many sources, including, but not limited to, recommendations from shareholders, directors, whether management or non-management, executive officers, or third-party search firms.

The Nominating Committee considers diversity in identifying director nominees, primarily relating to highly qualified individuals in different industry segments. Most of our directors have been with the Company for over ten years with executive experience, from the finance, securities, healthcare and insurance industries. In 2004, Peter D. Fischbein joined the Board bringing his legal experience and expertise to the Board, and last year the Nominating Committee brought in Kenneth Bock, with finance, investment banking and new business development experience, all very relevant to our Board.

Our by-laws provide our shareholders with the right to nominate persons for a directorship if the shareholder provides written notice to our corporate Secretary not less than 60 nor more than 90 days prior to any meeting of shareholders at which directors are to be elected; provided, that, if less than 60 days notice of the meeting is given to shareholders, written notice of nominations of directors by shareholders shall be delivered or mailed by first class U.S. mail, postage prepaid, to our corporate Secretary not later than the close of the seventh day following the mailing date of the Notice of Annual Meeting. Each notice must include as to each proposed nominee:

•	name, age, business address, and, if known, residence address

•	principal occupation or employment for the preceding five years

•	beneficial ownership of the Company’s securities, giving the number of each class of security

•	any arrangement, affiliation, association, agreement or other relationship with any security holder, officer, director or other person affiliated with the Company

•	consent to serve as a director, if elected

•	the name and address of the shareholder proposing the nominee and other shareholders believed to be supporting such nominee

•	the number of securities of each class owned by such nominating shareholder(s)

The Chairman of the annual meeting of shareholders may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and declare such to the meeting, in which case the defective nomination shall be disregarded.

Any director candidate, from whatever recommendation source, is considered and evaluated by the Nominating Committee using generally the same criteria and methods, although those criteria and methods are not standardized and may vary from time to time. These criteria include, among others, education, experience, leadership qualities, integrity, and most importantly the ability to contribute to the Board, the Company and our shareholders.

The process of evaluating nominees includes, among others:

•	discussions with the recommender;

•	due diligence checks of the nominee;

•	interviews with the nominee; and

•	needs of the Board.

The Nominating Committee met two times last year. All members participated.

Audit Committee

In accordance with Nasdaq Marketplace Rules, the Company has an Audit Committee consisting of three members, all of whom have the requisite sophistication and independence as defined in those rules (Nasdaq Marketplace Rules 5605(a)(2) and 5605(c)) and who meet the criteria of independence set forth in Rule 10A-3(b)(1) under the Exchange Act, have not participated in the preparation of the Company’s financial statements at any time during the past three years, and are able to read and understand fundamental financial statements, including the Company’s balance sheet, income and cash flow statements. Kenneth J. Bock, a director of the Company, has extensive experience in finance and investment banking, was recently CEO of a $1 billion proprietary risk portfolio company, and holds an MBA with a concentration in finance from New York University, qualifying him to be the new Chairman of the Audit Committee and “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”). The designation of Mr. Bock as the Audit Committee financial expert does not impose upon him any duty, obligation or liability that is greater than any duty, obligation or liability imposed on any member of the Audit Committee and Board of Directors, nor is he deemed to be an expert for any other purpose, including without limitation, for purposes of Section 11 of the Securities Act. See “General Information Concerning the Company — The Company Board of Directors” above.

The Audit Committee provides assistance to the Board in fulfilling its responsibilities to shareholders and the investment community relating to accounting, reporting practices, the quality and integrity of our financial reports, our processes to manage business and financial risks, and surveillance of internal controls and accounting and auditing services. The Audit Committee Charter specifies:

•	the scope of the Audit Committee’s responsibilities;

•	how the Audit Committee carries out those responsibilities; and

•	structure, processes and membership requirements.

The Audit Committee does not prepare financial statements or perform audits, and its members are not auditors or certifiers of the Company’s financial statements. The Audit Committee reviews the Company’s financial reports and other financial information, and also reviews, among other areas, our systems of controls regarding finance and accounting that management and the Board has established, our independent auditors’

qualifications and independence, the efficiency of our auditing, accounting and financial reporting processes, and our budget. The Audit Committee has the direct responsibility for the appointment, oversight and compensation of our independent auditors. The Audit Committee also pre-approves all audit and non-audit services provided by our independent auditors. The Audit Committee met four times in 2009. All members participated at the meetings, either present in person or by telephone conference.

Conflicts of Interest

Our Code of Ethics requires our officers, directors and employees to make a commitment that the best interests of our Company are foremost in their minds and actions. Accordingly, the Code of Ethics prohibits such persons from becoming involved in any conflict of interest with our Company. Similarly, the Code of Ethics cautions against misuse of corporate opportunities. Our officers and directors owe a duty to the Company and its shareholders to advance the Company’s business interests, and are prohibited from using corporate information, property, or positions for personal gain or otherwise competing with the Company.

To avoid any conflict or appearance of a conflict, Board decisions on certain matters of corporate governance are made solely by our independent directors. These include, among others, conflicts of interest, related party transactions, executive compensation and Board nominations.

Related Party Transactions

Review and Approval of Transactions with Related Parties

The independent directors, in particular, the Audit Committee, have written policies and procedures for review, approval and monitoring of transactions involving the Company and any “related persons” (executive officers, directors, their immediate family members, or shareholders who own 5% or more of our common stock) that meet the minimum threshold required by the SEC for disclosure, to wit, $120,000.

Policy

Approval of a related party transaction is obtained only if the transaction is in the best interest of the Company. In reviewing any such related party transaction, the committee will consider all relevant factors, including, as applicable:

•	the basis and rationale for considering and entering into the transaction;

•	alternatives to the related party transaction;

•	whether the transaction is on terms at least as favorable as would be obtained from unaffiliated third parties; if an employment relationship is involved, then whether any such arrangement is available to employees generally;

•	the potential for the transaction to lead to an actual or apparent conflict of interest, and whether there are any safeguards that could be imposed to prevent any conflict of interest;

•	the overall fairness of the transaction to all parties concerned, including our shareholders; and

•	related party transactions are strictly construed and would have to significantly further the interest of and be a benefit to the Company and its shareholders.

The Audit Committee periodically monitors any related party transaction to ensure that there are no new circumstances that would lend themselves to amending or terminating the transaction.

Procedures

•	disclosure of any potential related party transaction to the Audit Committee (the source could be the related party, any member of the Board, or any executive officer);

•	if any member of the Audit Committee appears to have a conflict or is otherwise involved in the transaction, such member would be recused from any deliberations and decisions relating to the transaction; and

•	related party transactions should be approved in advance; but if not practicable, must be ratified as promptly as possible.

Related Party Transactions in 2009 to Date

During fiscal 2009 and to date, there were no material transactions between the Company and related parties. There are limited lease arrangements between certain of our medical directors or their associations and certain of our subsidiaries for leasing those subsidiaries’ dialysis facilities. Our medical directors are independent contractors and not employees. These leasing arrangements are reported in our annual report on Form 10-K for the year ended December 31, 2009.

Code of Ethics

The Company has a Code of Ethics and Business Conduct to continue its tradition of adhering to rigorous standards of ethics and integrity. The Code of Ethics applies to all our employees as well as to our principal executive officers, principal financial officer, and persons performing similar functions. See “Conflict of Interest” above. The Code of Ethics is reviewed and updated as necessary, and was updated in September, 2007. The policies contained in our Code of Ethics must be strictly adhered to. Exceptions are not normally allowed. Any executive officer or director who seeks a waiver of any provision of our Code of Ethics must apply to the Board, and any such waiver would have to be detailed in a current report on Form 8-K filed with the SEC. Our Code of Ethics is posted on our website at www.dialysiscorporation.com under the caption “Investor Relations — Corporate Governance.” We will also provide to any person, without charge, upon request, a copy of our Code of Ethics by contacting our corporate Secretary, Joshua M. Jaffe, Esq., at Jaffe Law, LLC, 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604, telephone number (201) 288-8282 or email, jmj@lawjaffe.com.

Shareholder Communications with the Board of Directors

The Board of Directors has a process for security holders to send communications to it or any member of the Board, which includes:

•	email to Thomas K. Langbein, the Chairman of the Board of Directors, at TLangbein@dialysiscorporation.com;

•	mail to any member of the Board, c/o Dialysis Corporation of America, either at 1302 Concourse Drive, Suite 204, Linthicum, Maryland 21090, or 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604;

•	fax to Thomas K. Langbein, the Chairman of the Board of Directors, (201) 288-8208;

•	email to counsel to the Company, Jaffe Law, LLC, attention Joshua M. Jaffe, Esq., who is also the Secretary to the Company, at jmj@lawjaffe.com; and

•	by telephone, Thomas K. Langbein at (201) 288-8222, or Joshua M. Jaffe at (201) 288-8282.

Any such communication shall be directed to the appropriate director or directors as requested by the shareholder, unless such communication is in the nature of advertising, promotion of products or services, or potentially offensive material. Concerns relating to accounting, internal control over financial reporting, or auditing matters will be forwarded to the Chairman of the Audit Committee, and will be handled in accordance with procedures established by the Audit Committee with respect to such matters.

The Board welcomes shareholders’ views, recommendations, and input of any reasonable nature.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of April 19, 2009, the record date, with respect to the ownership of the common stock of the Company by (i) each person known to us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors and nominee, (iii) each of our Named Executive Officers (see the Summary Compensation Table under “Compensation Discussion and Analysis” below), and (iv) our directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership
	Shares of Common Stock		Percentage of Outstanding
Name	Beneficially Owned(1)		Shares Owned (%)(2)

Thomas K. Langbein(3)	1,449,211	(4)	15.1
Stephen W. Everett(5)	366,229	(6)	3.8
Andrew J. Jeanneret(5)	26,500	(7)	**
Thomas P. Carey(5)	42,500	(8)	**
Daniel R. Ouzts(9)	143,913	(10)	1.5
Joanne Zimmerman(11)	14,700	(12)	**
Peter D. Fischbein(3)*	163,871	(13)	1.7
Robert W. Trause(3)*	27,917	(14)	**
Kenneth J. Bock(3)*	2,000	(15)	**
All directors and executive officers as a group (9 persons)	2,236,841	(16)	23.1

*	Member of the Audit, Nominating and Compensation Committees

**	Less than 1%

(1)	A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the above date that information concerning common stock ownership is provided, including, but not limited to, the exercise of options.

(2)	Based on 9,610,373 shares of common stock outstanding at April 19, 2010. Each beneficial owner’s percentage ownership is determined by assuming any options held by such person (but not options held by any other person) and which are exercisable within 60 days of April 19, 2010, have been exercised and are outstanding only as to that person. See note (1) above.

(3)	The address of such person is c/o Dialysis Corporation of America, 777 Terrace Avenue, Hasbrouck Heights, NJ 07604.

(4)	Includes 4,000 restricted stock units vesting on June 10, 2010; vesting accelerates upon change in control of the Company, which includes the Offer as described above in this Information Statement. All of Mr. Langbein’s shares are subject to a Tender and Voting Agreement under which Mr. Langbein has agreed to tender all his shares in accordance with the terms of the Offer and provide Parent and Merger Sub a proxy to vote his shares, primarily for the transactions contemplated in the Merger Agreement and against the approval or adoption of any Alternative Transaction.

(5)	The address of such person is c/o Dialysis Corporation of America, 1302 Concourse Drive, Suite 204, Linthicum, MD 21090.

(6)	Includes 136,116 shares of common stock held by his wife. Does not include an award consisting of the grant of 30,000 shares of restricted stock vesting in equal quarterly amounts on each April 12th from 2011 to 2014, with vesting accelerating upon a change in control of the Company including the Offer as discussed above in this Information Statement. Mr. Everett must be affiliated with the Company at the time of vesting. All of Mr. Everett’s shares are subject to a Tender and Voting Agreement. See note (4) above.

(7)	Includes: (i) 1,500 shares of common stock of the Company held in his IRA account; and (ii) 25,000 shares of common stock of the Company obtainable upon exercise of an option for an aggregate of 50,000 shares of common stock, at $12.18 per share through February 28, 2013. Does not include:

(i) the balance of the option for 25,000 shares of common stock, which option vests in equal increments of 12,500 shares on February 28, 2011 and 2012; and (ii) an award consisting of a grant of 15,000 shares of restricted stock vesting in equal quarterly amounts on each April 12th from 2011 to 2014, with vesting accelerating upon a change in control of the Company including the Offer as discussed above in this Information Statement. All of Mr. Jeanneret’s shares are subject to a Tender and Voting Agreement. See note (4) above. Mr. Jeanneret must be affiliated with the Company at the time of vesting.

(8)	Includes 37,500 shares of common stock of the Company obtainable upon exercise of an option for an aggregate of 50,000 shares of common stock, at $12.18 per share through April 15, 2012. Does not include: (i) the balance of the option for 12,500 shares of common stock which vests on April 15, 2011; and (ii) an award consisting of a grant of 22,000 shares of restricted stock vesting in equal quarterly amounts on each April 12th from 2011 to 2014 with vesting accelerating upon a change in control of the Company including the Offer as described above in this Information Statement. All of Mr. Carey’s shares are subject to a Tender and Voting Agreement. See note (4) above. Mr. Carey must be affiliated with the Company at the time of vesting.

(9)	The address of such person is c/o Dialysis Corporation of America, 2337 West 76th Street, Hialeah, FL 33016.

(10)	Does not include an award consisting of the grant of 15,000 shares of restricted stock vesting in equal quarterly amounts on each April 12th from 2011 to 2014, with vesting accelerating upon a change in control of the Company including the Offer as discussed above in this Information Statement. Mr. Ouzts must be affiliated with the Company at the time of vesting. All of Mr. Ouzts’ shares are subject to a Tender and Voting Agreement. See note (4) above.

(11)	The address of such person is c/o Dialysis Corporation of America, 214 Senate Avenue, Suite 300, Camp Hill, PA 17011.

(12)	Does not include an award consisting of a grant of 15,000 shares of restricted stock vesting in equal quarterly amounts on each April 12th from 2011 to 2014, with vesting accelerating upon a change in control of the Company including the Offer as discussed above in this Information Statement. Ms. Zimmerman must be affiliated with the Company at the time of vesting. All of Ms. Zimmerman’ shares are subject to a Tender and Voting Agreement. See note (4) above.

(13)	Includes: (i) 93,565 shares held by Mr. Fischbein individually; (ii) 63,308 shares held jointly with his wife; (iii) 4,998 shares held in trust for the benefit of his majority-age daughter for which Mr. Fischbein serves as sole trustee; and (iv) 2,000 restricted stock units vesting on June 10, 2010. Does not include: (a) 112,586 (1.2%) shares of common stock held by his wife, who is economically independent and maintains a separate brokerage account with respect to these shares; (b) 68,000 shares held in trust for the benefit of Mr. & Mrs. Fischbein’s minority age son, with Mr. Fischbein’s wife serving as the sole trustee (Mr. Fischbein has no voting or dispositive power with respect to the common stock referred to in parts (a) and (b) above, and, accordingly, Mr. Fischbein disclaims beneficial interest in those shares of common stock); and (c) an award consisting of a grant of 12,000 shares of restricted stock vesting in equal quarterly amounts on each April 12th from 2011 to 2014. The vesting of the restricted stock award and restricted stock unit accelerate upon a change in control of the Company including the Offer as discussed above in this Information Statement. Mr. Fischbein must be affiliated with the Company at the time of vesting. All of Mr. Fischbein’s shares are subject to a Tender and Voting Agreement. See note (4) above.

(14)	Includes 2,000 restricted stock units vesting on June 10, 2010. Does not include an award consisting of a grant of 12,000 shares of restricted stock vesting in equal quarterly amounts on each April 12th from 2011 to 2014. The vesting of the restricted stock units and restricted stock awards accelerates upon a change in control of the Company including this Offer as discussed above in this Information Statement. Mr. Trause must be affiliated with the Company at the time of vesting. All of Mr. Trause’s shares are subject to a Tender and Voting Agreement. See note (4) above.

(15)	Represents 2,000 restricted stock units vesting on June 10, 2010. Does not include an award consisting of a grant of 4,000 shares of restricted stock vesting in equal quarterly amounts on each April 12th from 2011 to 2014. The vesting of the restricted stock units and restricted stock awards accelerates upon a change in control of the Company including this Offer as discussed above in this Information Statement. Mr. Bock must be affiliated with the Company at the time of vesting. All of Mr. Bock’s shares are subject to a Tender and Voting Agreement. See note (4) above.

(16)	Includes: (i) two incentive options, each for 50,000 shares of common stock, one of which is vested and exercisable for 37,500 shares of common stock through April 15, 2012, and the other is vested and exercisable for 25,000 shares of common stock through February 28, 2013, each exercisable at $12.18 per share, see notes (7) and (8) above; and (ii) 10,000 restricted stock units vesting on June 10, 2010. See notes (4) and (13) through (15) above. Does not include (i) the non-vested portion of the two incentive options for an aggregate of 37,500 shares of common stock (see notes (7) and (8) above), and (ii) an aggregate of 125,000 restricted shares granted as an award and which vest in annual quarterly increments on each April 12th from 2011 to 2014 (see notes (6) through (8), (10), (12) and (13 through (15) above).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and 10% shareholders to file reports with the SEC, the Nasdaq Stock Market and our Company, indicating their beneficial ownership of common stock of the Company and any changes in their beneficial ownership. As a matter of practice our counsel usually assists the officers and directors in preparing and filing the beneficial ownership reports and reporting changes in beneficial ownership. The rules of the SEC require that we disclose failed or late filings of reports of Company stock ownership by our directors and executive officers. To the best of our knowledge, and based solely on review of such forms filed with the Company, all beneficial ownership reports by these reporting persons for the year 2009 were filed on a timely basis.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

As an outpatient kidney dialysis treatment company, our long-term success depends on our ability to provide quality patient care, and to develop and expand our dialysis facilities in existing and new geographic areas. To achieve these goals, it is critical that we be able to attract, motivate, and retain experienced and talented individuals at all levels of our organization who are committed to the Company’s core values, excellence in operations and patient care, integrity and respect for the communities in which we are located and the people with whom we interact each day.

This section of the Information Statement explains how our compensation programs are designed and operate in practice with respect to our executive officers, who are named in the compensation tables of our proxy statement as the “Named Executive Officers.” The Named Executive Officers are listed along with their compensation in the Summary Compensation Table below.

Compensation Philosophy and Objectives

Compensation of Named Executive Officers is determined by the Compensation Committee based primarily on motivating and appropriately awarding our executive officers as well as aligning such compensation with annual and long-term performance and interests of shareholders. Compensation considerations include:

•	performance, individually and as a team-member;

•	roles and responsibilities;

•	overall contribution to DCA, and encouragement and recognition of career growth;

•	competitiveness with other business opportunities;

•	experience, skills and talents;

•	providing incentives that encourage retention of our executive officers;

•	improvement of the Company’s performance; and

•	comparisons to benchmark companies.

We believe that our compensation philosophy furthers our Company objectives and rewards our executive officers appropriately. Compensation levels are monitored by our Compensation Committee and executive management to ensure they meet our objectives and are competitive. The committee applies these philosophies in selecting compensation elements.

In February, 2009, we entered into written employment agreements effective January 1, 2009, with four executive officers, with three-year terms through December 31, 2011. Our President and CEO, Stephen W. Everett, has a five-year agreement ending January 2, 2011 (the “Everett Employment Agreement”). On December 31, 2009, we entered into an employment agreement with our Chairman, Thomas K. Langbein, as Chief of Strategic Alliances and Investor Relations, effective January 1, 2010 (the “Langbein Employment Agreement”).

We memorialized our executive employment arrangements based on our belief that these agreements are a means of (i) retaining effective management, (ii) limiting distractions of management, the Compensation Committee and the Board of Directors, and (iii) providing certain assurances for executive management. Messrs. Langbein’s, Everett’s and Carey’s Employment Agreements were amended on April 13, 2010. See “Analysis of Executive Compensation” below.

Management’s Role in the Compensation Process

Mr. Everett plays a role in the compensation process, the most significant aspects being:

•	recommending to the Compensation Committee base salary levels, annual bonus awards, and long-term participation levels for the Named Executive Officers and senior management;

•	outlining performance and progress in meeting Company objectives; and

•	conferring, on occasion, with the Chairman of the Board with respect to salary levels and bonuses for employees, management and executives.

Mr. Everett prepares performance and compensation information for certain of the Compensation Committee meetings and attends portions of those meetings to clarify positions and answer questions relating to compensation issues.

Compensation Decisions

Compensation decisions are usually made in the first quarter of the fiscal year, at the time the financial information concerning the past fiscal year’s performance becomes available. There are occasions when base salary considerations and cash and non-cash compensation are determined at the annual meeting of the Board, which normally follows immediately after the annual shareholders’ meeting.

At the first quarter Compensation Committee meeting, the performance of the Named Executive Officers for the previous fiscal year is evaluated, and annual bonuses and equity awards are considered. Additionally, base salaries may be established or modified for the coming year. The Compensation Committee also reviews executive compensation and benefits for reasonableness and cost-effectiveness. Compensation decisions are made in executive session of the Compensation Committee, without management present.

Elements of Compensation

We attempt to attract, motivate and retain experienced and talented individuals as our executive officers by offering a balanced mix of compensation that includes the following key elements:

•	annual base salary;

•	potential annual cash bonus, based on corporate and individual performance;

•	longer-term equity awards; and

•	certain other benefits (perquisites).

Cash compensation is primarily base salary. We do not target any specific relation between an executive’s cash and non-cash compensation. However, our executives have the potential to earn a portion of their total compensation from equity compensation. Our only formal equity compensation program is the Company’s 2009 Omnibus Incentive Plan (“2009 Incentive Plan”). For details of the 2009 Incentive Plan, its administration, participant eligibility, the nature of the awards, and other information, reference is made to “2009 Incentive Plan” below. Since the ultimate value of the equity awards depends to a great extent on our Company’s success, these awards provide executive officers continuing incentives to increase stockholder value. The equity grants are geared toward providing compensation if the Company’s stock maintains its value, and reflects increased compensation if the Company’s stock increases in value from the date of grant. We believe this mix, including equity compensation awards, helps achieve an appropriate balance between short- and long-term performance and value objectives. See “Bonuses” below.

Our equity compensation awards also reinforce our ability to retain executive officers, since, whether the awards are options or stock, they typically vest in equal amounts over a period of up to five years, and generally require the executive officer to then be affiliated with the Company.

We have no requirement that an executive officer own any specific percentage of our common stock.

Base Salaries

We provide our Named Executive Officers with base salaries to compensate them for services during the year. The Compensation Committee determines base salaries for each Named Executive Officer by evaluating his or her responsibilities and performances, experience, internal pay relationships, and contributions to the Company’s performance. It also considers each executive officer’s leadership, retention considerations and the competitive market for executive talent. The Compensation Committee has done a comparison of executive salaries with peer group companies in the healthcare industry, since limiting an analysis of compensation for executives to other public dialysis companies is not realistic since those dialysis companies are significantly larger, with other areas of operations and have substantially more resources, human and financial. The public healthcare benchmark companies include NxStage Medical, Inc., Odyssey Healthcare, Inc., LCA-Vision, Inc. and U.S. Physical Therapy, Inc. We are not as large as these benchmark companies. No one compensation objective, criterion or performance factor is the basis for the Compensation Committee’s evaluations. The committee analyzes all the relevant factors and evaluates both corporate and individual performance, in addition to consideration of competitive compensation packages. Based on the above criteria, we consider our executive officers’ base salary within reasonable and acceptable range.

Executive officers’ salaries may be adjusted upon any change in such person’s responsibilities, or other circumstances that would justify such a change.

In view of the difficult global economy, but cognizant of the growth in Company operations and revenue, the executives’ establishment of strategies and formulating operating plans, and the singular 2009 Incentive Plan, with the only minimal grants being a 5,000 restricted share award in February, 2009 and a 10,000 restricted stock unit award in June, 2009 (each for directors’ compensation), the Compensation Committee applied its compensation philosophy and objectives and balanced the elements of compensation to provide limited salary increases and cash bonuses. For 2009, the Compensation Committee set base salaries as follows: Mr. Everett, $325,000; Mr. Jeanneret, $220,000; Mr. Carey and Ms. Zimmerman, each at $180,000; and Mr. Ouzts, $170,000.

In October, 2009, a special compensation recommendation was presented by Stephen W. Everett, President and CEO, to the Compensation Committee which included:

For Thomas Carey, Vice President, Operations and recently appointed Chief Operating Officer, a 15% salary increase for a base annual salary of $207,000. In addition to the promotion of Mr. Carey to the title of Chief Operating Officer in August 2009, Mr. Everett considered the following factors in making his recommendation: Mr. Carey’s guidance and oversight in stabilizing middle management and reducing the rate of personnel attrition in this area; his oversight of the nearly 600 employees of the Company and success in maintaining compensation levels at or below budget; and Mr. Carey’s initiative in taking control of the information technology and human resource departments and playing a critical role in the roll-out of the Company’s new billing and clinical system, thereby increasing efficiencies and allowing the Company to meet anticipated regulatory standards.

The other part of Mr. Everett’s October 2009 recommendation related to the development of preliminary discussions with a third party regarding a strategic transaction, which discussions had begun in September and were continuing in October. Mr. Everett deemed it appropriate to present a request for compensatory-based and similar awards to be issued in the event of a change in control of the Company, primarily in recognition of the efforts and services provided and to be provided by the prospective recipients on behalf of the Company as well as what would be required in connection with effecting a possible change in control transaction. Such requested awards included: (i) a $150,000 bonus to Mr. Carey in the event of a change in control of the Company occurring prior to April, 2012 (the fifth anniversary of Mr. Carey’s hiring), provided Mr. Carey does not remain with the acquiring entity, on account of Mr. Carey’s relocation from California at the time of his hiring and his understanding that he would be with a growing stand-alone company; (ii) a grant of 15,000 shares to Mr. Carey in the event of a change in control within the next 12 months (similar grants were proposed by Mr. Everett in varying amounts for other executive management and directors, based upon anticipated efforts in evaluating, coordinating and working on a potential change in control transaction involving the Company); and (iii) an initial tenure “gap” bonus of $250,000 in the event of a change in control based upon Mr. Carey having joined the Company at a time when the stock market was entering a state of decline, and notwithstanding his efforts and services on behalf of the Company, the potential for Mr. Carey to participate in a share appreciation of the Company’s stock was minimized.

With respect to Mr. Carey, the Compensation Committee took into consideration all of the factors presented by Mr. Everett in approving the 15% salary increase, including his promotion to Chief Operating Officer of the Company, reflecting Mr. Carey’s successful transition to the chief operating position and proving his ability in overseeing the global operations of the Company. Other factors considered by the committee in Mr. Carey’s salary increase included Mr. Carey’s guidance and assistance to the CEO in operational and developmental aspects of the Company’s business.

Other than the proposed salary increase to Mr. Carey, the Compensation Committee did not reject, but rather deferred all other award recommendations of Mr. Everett, including a proposed $250,000 cash bonus for Andrew Jeanneret, Vice President, Finance and CFO, and an aggregate of 104,000 share awards to management, including a 30,000 share award for Mr. Everett and 15,000 to Mr. Jeanneret, primarily due to further need for elaboration of the timing and amounts of such award compensation and a preference to revisit compensation based awards in the event of a change in control, at such time as, if at all, more definitive information or circumstances exist with respect to a possible transaction.

The employment agreement with Thomas K. Langbein, memorializing his appointment to Chief of Strategic Alliances and Investor Relations, in addition to his continuing to serve as the Chairman of the Company, established his base salary at $350,000. This amount included the transition of his pre-existing $200,000 stipend received in connection with his Chairman position. Mr. Langbein’s agreement had been negotiated with Mr. Everett on behalf of the Company and presented to the Compensation Committee which attributed several factors in recommending its approval including: Mr. Langbein’s history, leadership and dedication to the business of the Company and its growth; his extensive knowledge of the dialysis business and operations of the Company; the substantial amount of time that Mr. Langbein devoted on a regular basis to the Company and its development, including regular communications, meetings and deliberations with the executive management and oversight of the board of directors; his background and experience in marketing and corporate finance; and his increased involvement and anticipated increased responsibilities in connection with the development, investor relations and strategic transaction aspects of the Company.

In January, 2010, in accordance with the Company’s routine annual review of management compensation Mr. Everett presented recommendations for base salary increases and bonuses to executive management and to the independent board members as follows: Thomas Langbein, $15,000 bonus; Thomas Carey, Vice President,

Operations and Chief Operating Officer, $8,000 salary increase and $15,000 bonus; Andrew Jeanneret, Vice President, Finance and Chief Financial Officer, $9,000 salary increase and $15,000 bonus; Daniel R. Ouzts, Vice President, Finance, Chief Accounting Officer and Treasurer, $7,000 salary increase and $15,000 bonus; and Joanne Zimmerman, Vice President, Clinical Services and Compliance Officer, $7,000 salary increase and $15,000 bonus. Separately, Mr. Langbein presented to the committee a recommendation for Stephen W. Everett, the Company’s President and Chief Executive Officer, a salary increase of $20,000 in addition to the $10,000 contractually mandated increase, and a $25,000 bonus. The considerations of Mr. Everett with respect to the recommendations for other executive officers and by Mr. Langbein with respect to the recommendation for Mr. Everett, were based primarily on the efforts, devotion and contributions of each of the named individuals to the Company and to its performance in a difficult economic environment and during a period of building infrastructure. In addition, recommendations were made for $5,000 bonuses to each of Messrs. Peter Fischbein, Robert Trause and Kenneth Bock, the independent board members and the members of each of the board’s Audit, Compensation and Nominating committees. The basis for such recommendations were on account of the meeting fees authorized to the board members in June 2009 for the ensuing twelve-month period, aggregating a maximum of $5,000 per member, having been exhausted by the early December 2009, and said members having committed a substantial amount of time via board and committee meetings, as well as non meeting communications, on the business of the Company.

The Committee noted the Company’s stagnant net earnings despite continued growth in assessing the overall performance of the Company and advised management that to the extent that such earnings performance was repeated in future years the determinations of the Committee with respect to the pending recommendations should not be considered as precedent for such subsequent years. In approving the proposals of management, the Committee evaluated the basis for management’s recommendations, noted the relative nominal percentage increases in base salary as proposed and the recognition of the compensation levels of comparative companies as well as the need for retaining qualified management, particularly those with extensive knowledge of the Company and its operations.

In March 2010, the Committee was presented with a proposal by Mr. Everett that had been developed in conjunction with Mr. Langbein, for the granting of restricted stock awards amounting to 173,700 shares to nineteen people, substantially all of which are employees of the Company. The proposed awards included an aggregate of 125,000 share awards to executive management and members of the board, other than Mr. Langbein. The awards were recommended as compensatory-based grants of stock to the named individuals for past efforts and services provided to the Company and for the services and efforts by executive management in the coordination and work involved in the strategic transaction discussions and related matters. The Committee acknowledged the considerations of Mr. Everett (and Mr. Langbein with respect to Mr. Everett’s grant award) and made some adjustments to the grants to two members of the executive management to make the same equitable among said officers.

On April 13, 2010, the Committee was presented with proposals for cash and equity based compensation awards as follows: (a) cash bonuses to each of Messrs. Carey, $30,000 and Jeanneret, $200,000 for extraordinary efforts in connection with the strategic transaction discussions and negotiations that had transpired on a near continuous basis from August 2009, (b) a payment of $170,000 in consideration to Mr. Carey for his agreement to an amendment to his employment agreement expanding the non-competition restriction to two years (from the original one year) and for a fifty mile radius from all of the Company’s centers (from the original 25 mile radius); (c) and the 173,700 shares of compensation based restricted stock awards, vesting in equal amounts over the next four years (April 12, 2011 to 2014), to be granted to officers, directors, key employees and several others affiliated with the Company, which vesting accelerates upon a change of control, provided each such awardee is then affiliated with the Company. See “Security Ownership of Certain Beneficial Owners and Management” above.

Analysis of Executive Compensation

Assessment of performance and establishing and analyzing different levels of executive compensation takes great effort and evaluation. Management and the Compensation Committee have no formula and employ all of the criteria and compensation philosophy and objectives discussed under “Compensation Discussion and Analysis.” Assessment of these qualitative factors necessarily involves subjective determinations.

In establishing the compensation to Mr. Everett as provided for in the Everett Employment Agreement, the Compensation Committee assessed the following factors:

•	performance of the Company;

•	increase, if any, in total return to stockholders;

•	progress toward implementation of the Company’s strategic business plan;

•	expertise;

•	market knowledge; and

•	decision making and other leadership capabilities.

The performance of the Company is measured by, among other things, the development of the Company’s business, financial performance, clinical results and operating efficiencies.

The Compensation Committee initially established Mr. Everett’s base salary at $275,000 at its commencement in 2006, to increase by no less than $10,000 per year, which increase was effected in both 2007 and 2008, with a $30,000 increase effected for 2009.

Mr. Everett’s employment agreement also provided for the grant of 40,000 shares of common stock, of which 10,000 shares vested in January, 2006, the effective date of the employment agreement. The remaining 30,000 shares were performance based (up to 10,000 shares per year), none of which were earned.

In February, 2009, the Company entered into three year employment agreements effective January 1, 2009, terminating on December 31, 2011, with its four executive officers, Messrs. Andrew J. Jeanneret, Vice President, Finance and CFO, Thomas Carey, Vice President, Operations and Chief Operating Officer, Daniel R. Ouzts, Vice President, Finance and Treasurer, and Ms. Joanne Zimmerman, Vice President, Clinical Services and Compliance Officer. These agreements memorialized the arrangements under which these officers were employed over the years. They each received minimal salary increases and bonuses in February, 2009, primarily based upon the growth in Company revenues, their experience, skills and expertise, their loyalty, dedication to and years with the Company, and the need for the Company to remain competitive in the marketplace.

The executive employment agreements also provide:

•	participation in benefit plans and programs available to other senior executives;

•	reimbursement for business expenses;

•	indemnification for services to the Company;

•	non-competition with the Company during the term of the employment agreement and for a period of one year after termination, which includes not diverting business from or soliciting any officers, directors, employees, suppliers, physicians or others, away from or terminating their relationships with the Company;

•	restrictions regarding confidential and proprietary information; and

•	severance payments (see below under “Termination Payments”).

The employment agreement with Thomas K. Langbein, Chairman of the Board and Chief of Strategic Alliances and Investor Relations, effective January 1, 2010, is for a period of five years at an initial annual base salary of $350,000, which replaces the $200,000 stipend Mr. Langbein was receiving as Chairman of the Board. Mr. Langbein has been affiliated with the Company since its inception, served as Chairman of the Board and President from 1980 until 1986, when he relinquished that position and was appointed Chief Executive Officer, which position he relinquished to Stephen W. Everett in 2003. His employment agreement provides for a minimum annual increase of $10,000, and bonuses as may be determined by the Compensation Committee. The agreement also provides for those executive benefits, reimbursement of expenses, indemnification, non-competition and severance provisions (see “Termination Provisions”) substantially similar to those set forth above for the other executive employment agreements.

In connection with the execution of the Merger Agreement, on April 13, 2010 the Company entered into amendments to the employment agreements of Messrs. Everett, Langbein and Carey, extending the noncompetition provisions from one to two years from the Date of Termination (as such term is defined in the employment agreements) as well as extending the geographic area applicable to the noncompetition obligations from a 25 mile to a 50 mile radius from the Company and its affiliates’ current and future dialysis facilities. In addition to the foregoing changes, the amendment to Mr. Carey’s Executive Employment Agreement further provides that, in consideration for the changes to his noncompetition obligations, the Company will pay $170,000 to him on the date when the Parent’s designated directors are appointed to the Company’s Board.

Bonuses

We provide our executive officers with incentives in the form of cash, equity awards to recognize and reward extraordinary efforts and achievements in positively influencing Company results and enhancing shareholder value. Such may arise based upon an executive officer’s extraordinary efforts in accomplishing expansion, facility development, acquisitions, increasing patient census, market share and similar events, or significant efforts and leadership in that officer’s segment of operations. These situations and extent of awards are evaluated on a case by case basis.

We have one incentive plan, the 2009 Incentive Plan, the purpose of which is to advance the interests of the Company and its stockholders by providing a means by which the Company is able to attract, retain and reward competent, talented and experienced officers, directors, consultants, key employees, advisors, and others with an opportunity to participate in the increased value of the Company which their efforts, initiative and skills helped and will help to produce. The granting of equity awards under the 2009 Omnibus Incentive Plan encourages these persons to have a proprietary interest in the Company and thus provide their continued efforts and talents to the Company.

Bonuses are not guaranteed. Over the years, different groups of key employees, officers and directors received options at different times. The option granted to Thomas P. Carey for his appointment as Vice President of Operations in April, 2007 was the first option grant since 2004. Similar options were granted in February, 2008 to Andrew J. Jeanneret for his promotion to Chief Financial Officer. In January, 2008, 13,500 restricted stock awards were granted to 12 key employees (1,000 shares cancelled due to a termination), 5,000 vested stock awards were granted in February, 2009, and 10,000 restricted stock units vesting on June 10, 2010 (with acceleration upon change in control) were granted in June, 2009 to the three independent directors and the Chairman of the Board. See “General Information Concerning the Company — Compensation of Directors” and “Security Ownership of Beneficial Owners and Management” above.

An aggregate of $105,000 in cash bonuses were provided for five of our executive officers in 2008 and paid in February, 2009. Bonuses of $5,000 each for our independent directors and $10,000 for our Chairman of the Board of Directors were accrued in 2008 and paid in February, 2009. See Summary Compensation Table below.

An aggregate of $100,000 in cash bonuses were provided for our five executive officers in 2009 and paid in February, 2010 together with bonuses of $5,000 each for our independent directors were accrued in 2009 and paid in 2010. See above in this “Compensation Discussion and Analysis” section under :Base Salaries” for an expanded discussion of these bonus and other compensation-based awards in 2010.

Risk Related Compensation Policies and Practices

The Compensation Committee monitors the compensation programs to assess whether those programs motivate the appropriate behavior for executive management while driving the Company’s performance. As indicated above under “Compensation Philosophy and Objectives,” we believe our compensation program promotes an appropriate level of risk-taking, which under our policies is quite low.

In brief, the Committee considers and implements its philosophy and compensation policies with the following features:

•	mix of pay — the Committee determines each element of pay individually, targeted on Company and individual performance; such reflects our financial results and share price, which we believe motivates executives to consider the impact of their decisions on shareholder value;

•	compensation levels are weighted toward long-term, equity-based incentive awards with vesting schedules that materialize over a number of years;

•	incentive awards are selectively granted, are not automatic or annual; and

•	although we have no specific ownership guidelines, executives are encouraged to have an ownership interest in the Company, and restricted stock awards and restricted stock units are issued from time to time as performance and bonus appropriate.

Based on the above combination of compensation features, we believe that our executives are encouraged to manage the Company in a prudent manner, and that our compensation philosophy and policies are designed to mitigate risk taking and encourage our executives to act in a manner consistent with the Company’s best interests.

Benefits

To attract and retain talented and experienced officers and employees, the Company offers health and life insurance programs, as well as a 401(k) plan. The only benefit programs offered to certain executive officers, either exclusively or with terms different from those offered to other employees, include the following:

•	automobile allowance;

•	premiums for medical and dental insurance in excess of normal employee paid portion of premiums; and

•	premiums for voluntary life insurance and long-term disability insurance for our President and CEO and Chief Financial Officer.

For details see the Summary Compensation Table.

The Company provides no other perquisites to its executive officers.

Summary of the Terms of the 2009 Omnibus Incentive Plan

Purpose

The purpose of the 2009 Incentive Plan is to advance the interests of the Company and its shareholders by enhancing the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company and expend maximum efforts to improve the business results and earnings of the Company by providing those persons with opportunities for equity ownership and incentives and to participate in the increased value of the Company, and thereby better align the interests of those persons with those of the Company’s shareholders. All of the Company’s key employees, officers, directors, consultants and advisors are eligible to be granted stock options and other awards under the 2009 Incentive Plan.

Shares Available for Issuance

The number of shares of common stock reserved for distribution under the 2009 Incentive Plan are 2,746,279, which includes 746,279 shares of common stock rolled over from our now expired 1999 Incentive Plan. Based upon restricted stock and unit awards and outstanding options, there is currently available for issuance under the 2009 Incentive Plan approximately 2,609,000 shares of common stock.

Administration

The 2009 Incentive Plan is administered by the Compensation Committee. Subject to the terms of the Plan, the Compensation Committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret the provisions and intent of the Plan. Determinations of the Compensation Committee made under the Plan are final and binding. Members of the Compensation Committee serve at the pleasure of the Board of Directors. The Compensation Committee also may delegate its administrative duties and powers under the Plan.

Eligibility

Our officers, directors, key employees, or any consultant, agent or advisor who the Compensation Committee determines is committed to the interests of the Company or its affiliated companies are eligible for awards under the 2009 Incentive Plan.

Limits on Awards

The 2009 Incentive Plan imposes annual per-participant award limits, as follows:

•	the maximum number of shares of Company common stock subject to stock options or stock appreciation rights that may be granted to a participant in a 12 month period is 200,000, provided that in a grantee’s year of hire the applicable limit is 400,000 shares of common stock.

•	the maximum number of shares of Company common stock that may be granted to a participant, other than pursuant to an option or stock appreciation right, is 200,000 per 12 month period, provided that in a grantee’s year of hire the applicable limit is 400,000 shares of common stock.

•	the maximum amount that may be paid as an annual incentive award or other cash award in any 12 month period to any one person is $400,000.

•	the maximum amount that may be paid as a performance award or other cash award in respect to a performance period to any one participant is $300,000 multiplied by the number of years in the performance period.

The Plan also limits the number of shares available for issuance as incentive stock options to 1,000,000 shares.

The number and kind of shares that may be issued, the number and kind of shares subject to outstanding awards, the option price or grant price applicable to outstanding awards, the annual per-participant award limits, and other value determinations are subject to adjustment by the Compensation Committee to reflect stock dividends, stock splits, reverse stock splits, and other corporate events or transactions, other than normal cash dividends.

Types of Awards

Under the Plan, the Compensation Committee may grant various types of awards. A description of each of the types of awards is set forth below.

Stock Options

The Plan permits the Compensation Committee to grant options to purchase the Company’s common stock. Stock options can be either incentive stock options or non-qualified stock options. The exercise price for stock options cannot be less than the fair market value of the Company’s common stock on the date of grant. Fair market value under the Plan is generally determined by the closing price of the common stock on the exchange upon which it is then trading on the date immediately preceding the date of grant. In the case of certain 10% shareholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of the common stock on the date of grant. An exception to these requirements is made for substitution options. See “Substitute Awards” below. The exercise price may be paid with cash or its equivalent or, subject to the sole discretion of the Compensation Committee, with previously acquired shares of the Company common stock, by means of a broker-assisted exercise or by other means approved by the Compensation Committee. The expiration date for stock options cannot be later than the tenth anniversary of the date of grant (or five years from the date of grant in the case of certain 10% shareholders who receive incentive stock options). The Compensation Committee determines at what time or times each option may be exercised. See “Termination of Employment” below for determination of option exercises. The exercisability of options may be accelerated by the Compensation Committee. No options were granted in 2009.

Stock Appreciation Rights

The Compensation Committee may grant stock appreciation rights under the Plan. The grant price of a stock appreciation right cannot be less than the fair market value of the Company’s common stock on the date of grant. Stock appreciation rights cannot be exercised later than the tenth anniversary of the date of grant.

Upon exercise of a stock appreciation right, the holder will receive shares of Company common stock, or, at the discretion of the Compensation Committee, an amount in cash, or a combination of cash and shares, that are equal in value to the difference between the fair market value of the Company common stock subject to the stock appreciation right, determined as described above, and the grant price. No stock appreciation rights have ever been granted.

Restricted Stock and Restricted Stock Units

Under the Plan, the Compensation Committee may award shares of restricted stock and restricted stock units. Restricted stock awards consist of shares of Company common stock that are transferred to the participant (or may be held by the Company until the lapse of restrictions) subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock units are awards that result in a transfer of shares of Company common stock, cash or a combination thereof to the participant only after specified conditions are satisfied. A holder of restricted stock is treated as a current shareholder of the Company and is entitled to dividend and voting rights, whereas a holder of restricted stock units is treated as a shareholder only to the extent that shares of Company common stock are delivered in the future. The Compensation Committee determines the restrictions and conditions applicable to each award of restricted stock or restricted stock units.

5,000 shares of restricted stock that vested immediately were granted as director compensation on February 27, 2009. 10,000 restricted stock units were granted as director compensation in June, 2009, which vest on June 10, 2010, with accelerated vesting upon change in control of the Company. See “General Information Concerning the Company — Compensation of Directors.” 173,700 restricted stock awards were granted on April 13, 2010 to officers, directors, key employees and several others, which vest in equal quarterly amounts on each April 12th, from 2011 through 2014, which accelerate upon a change in control of the Company including the Offer as discussed above in this Information Statement. See “Security Ownership of Beneficial Owners and Management” above. These shares are being held by the Secretary of the Company until the occurrence of vesting or change in control.

Performance Shares and Performance Units

The Compensation Committee may grant performance shares and performance units under the Plan. Performance shares will have an initial value that is based on the fair market value of the Company’s common stock on the date of grant. Performance units will have an initial value that is determined by the Compensation Committee. Generally, performance shares and performance units may be paid in the form of shares of Company common stock, cash or a combination thereof, as determined by the Compensation Committee.

Performance shares and performance units will be earned only if performance goals are met over performance periods established by or under the direction of the Compensation Committee. The performance goals may vary from participant to participant, group to group and period to period.

The Compensation Committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria (described below). The Compensation Committee may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to these business criteria. The Compensation Committee may adjust the terms of performance awards downward, either on a formula or discretionary basis. Awards to individuals who are covered under Section 162(m) of the Code, or who the Compensation Committee designates as likely to be covered in the future, will comply with the requirement that payments to such employees qualify as performance-based compensation under Section 162(m) of the Code to the extent that the Compensation Committee so designates. Such employees include the Chief Executive Officer and the three highest compensated executive officers (other than the Chief Financial Officer) determined at the end of each year (the “covered employees”).

Under the 2009 Incentive Plan, one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or business units, where appropriate, are used by the Compensation Committee in establishing performance goals:

•	net earnings or net income;

•	operating earnings or income;

•	pretax earnings;

•	earnings per share;

•	share price, including growth and capitalization measures and total stockholder return;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and/or amortization;

•	sales or revenue growth;

•	gross or operating margins;

•	return measures, including return on assets, capital, investment, equity, sales or revenue;

•	cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

•	productivity ratios;

•	expense targets;

•	market share;

•	financial ratios as provided in credit agreements or indentures of the Company and its subsidiaries;

•	debt rating targets;

•	working capital targets;

•	completion of acquisitions or divestitures of businesses, assets, companies or facilities;

•	employee retention and recruiting metrics, including turnover;

•	growth in patient census; and

•	clinical outcomes.

Business criteria may be measured on an absolute or relative basis (relative to peer companies). If provided for specifically in the applicable award, performance goals will be adjusted to mitigate the unbudgeted impact of: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (iv any reorganization and restructuring programs; (v) certain extraordinary nonrecurring items; (vi) acquisitions or divestitures; and (vii) foreign exchange gains and losses.

No performance shares or performance units have been granted.

Substitute Awards

If the Company or a subsidiary acquires or combines with another company, the Compensation Committee may grant substitute awards in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards. The terms and conditions of each substitute award will be determined by the Compensation Committee. Payment under any substitute award will be made in Company common stock or cash, as determined by the Compensation Committee.

Transferability and Other Terms of Awards

The Plan provides that neither incentive stock options nor, except as the Compensation Committee otherwise expressly determines, other awards may be transferred other than by will or by the laws of descent and distribution. During a participant’s lifetime, an incentive stock option and, except as the Compensation Committee may determine, other nontransferable awards requiring exercise, may be exercised only by the recipient.

Term and Amendment of Awards or Plan

The 2009 Incentive Plan will terminate on April 8, 2019, unless terminated earlier by the Board of Directors or the Compensation Committee. The Compensation Committee may at any time alter, amend, modify, suspend or terminate an outstanding award or the Plan in whole or in part. No amendment of an outstanding award may adversely affect the rights of a participant under the award without his or her consent, unless specifically provided for in the Plan or by law. No amendment of the Plan will be made without shareholder approval if the amendment would: (i) materially increase the benefits accruing to participants under the Plan; (ii) materially increase the number of shares of stock that may be issued under the Plan; (iii) materially modify the eligibility requirements; or (iv) otherwise require shareholder approval by applicable law.

Termination of Employment

The Compensation Committee will determine how each award will be treated following termination of the participant’s employment with or service for the Company, including the extent to which unvested portions of the award will be forfeited and the extent to which options, stock appreciation rights or other awards requiring exercise will remain exercisable.

Change in Control

If a change in control occurs, awards granted under the 2009 Incentive Plan will become fully vested and no longer subject to forfeiture. A change in control is defined in the 2009 Incentive Plan to mean: (i) any person or group of affiliated or associated persons, other than management or grantees, who have acquired beneficial ownership of 25% or more of the outstanding shares of the Company, or announce an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of our outstanding common stock, and such acquisition is completed; (ii) a reorganization of the Company which means substantially all of the assets of the Company are acquired by a successor entity other than the existing Board of Directors, or a reorganization involving the acquisition of the Company by a successor entity, or the Company’s merger or consolidation with a successor entity; or (iii) a Board of Directors change whereupon a majority of the Board shall be persons other than persons (a) for whose election proxies have been solicited by the Board, or (b) who are then serving as directors appointed by the Board to fill vacancies caused by the death or resignation (but not by removal) or to fill newly created directorships. Upon the occurrence of a change in control, the Company or successor entity shall redeem outstanding options and stock appreciation rights based on a formula provided in the Plan; provided the grantee may choose to keep the option or stock appreciation right, which award will continue in accordance with its terms, and the grantee need not remain in the service of the Company or the surviving entity. Pursuant to the Merger Agreement, and upon consummation of the transactions contemplated therein and thereby, a change of control shall have occurred, and all awards granted under the 2009 Incentive Plan will become fully vested and no longer subject to forfeiture.

Tax Implications of Executive Compensation

Section 162(m) of the Code places a limit of $1 million in compensation per year on the amount the Company may deduct with respect to each of its Named Executive Officers listed in the Summary Compensation Table below. This limitation does not apply to compensation which qualifies as “performance-based compensation” as defined in the tax laws if the programs are approved by shareholders, as is the case with respect to the 2009 Incentive Plan, and which meets other requirements. While none of our Named Executive Officers had compensation in excess of $1 million, our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation goals. The Compensation Committee may recommend, and the Board may approve for payment, compensation payments that are not fully deductible if, in their judgment, such compensation is necessary to achieve the Company’s compensation objectives as discussed herein, and to protect shareholder interests.

COMPENSATION COMMITTEE REPORT

The Compensation Committee (“we” or the “Committee”) has reviewed and discussed the Compensation Discussion and Analysis found in this Information Statement with management. On the basis of that review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Submitted by the Compensation Committee of the Company’s Board of Directors.

Peter D. Fischbein, Chairman
Robert W. Trause
Kenneth Bock

Termination Payments

The Company has no formal severance agreements, except for certain termination payments under its employment agreements with executive officers which include:

•	upon the death or disability, termination by the Company without cause, or by the executive officer for good reason, the Company shall pay (if death, to any designated beneficiary in equal increments over 12 months from termination, except under the Everett and Langbein Employment Agreements a lump sum) including:

(i) any portion of base salary and bonus, if any, due and payable to the date of termination;

(ii) one year’s base salary as of the date of termination;

(iii) any reimbursable expenses incurred to the date of termination;

(iv) non-forfeitable benefits; and

(v) any vested restricted stock grants not yet issued.

•	With respect to disability (defined as the officer’s inability to perform his or her duties and responsibilities for a period of no less than 13 consecutive weeks for the Everett and Langbein Employment Agreements, and eight consecutive weeks for the other executive officers, as a result of physical or mental illness or injury), the Company’s obligation for payments as detailed above is reduced by any disability payments and benefits received and to be received by the officer pursuant to such disability.

•	With respect to termination for cause, the Company’s only obligation shall be a payment for any unpaid base salary and bonus, if any, to the date of termination;

•	With respect to change in control:

•	payment as described in subparagraphs (i) to (v) above, except with respect to subparagraph (ii), the base salary (at the time of termination) payment shall be two years under the Everett and Langbein Employment Agreements, and one year for the other executive officers;

•	payment only on condition that either the executive officer chooses not to continue in any capacity or affiliation with the acquiring or surviving company (including other parties affiliated or associated with the acquiring or surviving company), or the acquiring or surviving party does not wish to continue any affiliation or association with the executive officer; and

•	accelerated vesting of any equity awards then owned and not vested.

The Company considers these termination payments to be reasonable and appropriate, and as to accelerated vesting, such is a customary component of termination in equity award provisions.

A change in control of our Company also provides acceleration in any other outstanding non-vested equity awards.

Management believes termination and change in control protection is beneficial by allowing management to focus on the Company’s business without distractions that could result from a change in control, as well as maximizing shareholder value by encouraging management to objectively evaluate any proposed transaction to ensure it is in the best interests of shareholders.

Termination Payments

The following table describes potential payments or expenses to be incurred upon termination for the Named Executive Officers under each of the various separation situations. The table assumes that the termination is based on current salaries and expenses.

	Termination
	by Executive
	with Good Reason
	or by Company		Change in		Death of the		Disability of the
	w/o Cause		Control(1)		Executive		Executive

Thomas K. Langbein
Base Salary	$356,318	(1)	$712,636	(2)	$356,318	(1)	$296,318	(3)
Other Consideration	$—		$—		$—		$—
Restricted Stock	$—		$—		$—		$—
Benefits and Perquisites	$16,818	(4)	$16,818	(4)	$—		$16,818	(4)
Stephen W. Everett
Base Salary	$365,282	(1)	$730,564	(2)	$365,282	(1)	$305,282	(3)
Other Consideration	$—		$—		$—		$—
Restricted Stock or Options	$—		$337,500	(5)	$—		$—
Benefits and perquisites(4)	$20,559	(4)	$20,559	(4)	$—		$20,559	(4)
Andrew J. Jeanneret
Base Salary	$240,850	(1)	$240,850	(1)	$240,850	(1)	$180,850	(3)
Other Consideration	$—		$200,000	(6)	$—		$—
Restricted Stock or Options	$—		$168,750	(5)	$—		$—
Benefits and perquisites(4)	$20,559	(4)	$20,559	(4)	$—		$20,559	(4)

	Termination
	by Executive
	with Good Reason
	or by Company		Change in		Death of the		Disability of the
	w/o Cause		Control(1)		Executive		Executive

Thomas P. Carey
Base Salary	$219,471	(1)	$219,471	(1)	$219,471	(1)	$189,471	(3)
Other Consideration	$—		$200,000	(6)	$—		$—
Restricted Stock or Options	$—		$247,500	(5)	$—		$—
Benefits and perquisites(4)	$8,409	(4)	$8,409	(4)	$—		$8,409	(4)
Joanne Zimmerman
Base Salary	$190,594	(1)	$190,594	(1)	$190,594	(1)	$160,594	(3)
Other Consideration	$—		$—		$—		$—
Restricted Stock or Options	$—		$168,750	(6)	$—		$—
Benefits and perquisites(4)	$7,760	(4)	$7,760	(4)	$—		$7,760	(4)
Daniel R. Ouzts
Base Salary	$190,594	(1)	$177,000	(1)	$177,000	(1)	$147,000	(3)
Other Consideration	$—		$—		$—		$—
Restricted Stock or Options	$—		$168,750	(6)	$—		$—
Benefits and perquisites(4)	$20,559	(4)	$20,559	(4)	$—		$20,559	(4)

(1)	One year’s base salary.

(2)	Two years’ base salary.

(3)	The Company’s disability payment obligation is one year’s base salary less any payments received by the individual from insurance coverage pursuant to such disability. The above table assumes disability benefit payments of $5,000 monthly for one year under insurance policies covering Thomas K. Langbein, Stephen W. Everett and Andrew J. Jeanneret and disability payments of $5,000 monthly for six months under short term disability policies for the other Named Executive Officers.

(4)	Premiums payable on insurance plans covering the Named Executive Officers of the Company.

(5)	Grants of restricted shares under the 2009 Incentive Plan that will vest upon a Change in Control (see “Summary of the 2009 Omnibus Incentive Plan — Termination — Change in Control” above) and will receive and have been valued using the consideration of $11.25 set forth in the Merger Agreement. The grants of restricted shares were as follows: Stephen W. Everett 30,000; Thomas P. Carey 22,000; Andrew J. Jeanneret 15,000; Joanne Zimmerman 15,000; Daniel R. Ouzts 15,000. Does not include valuation of 50,000 outstanding Company stock options for Andrew Jeanneret and 50,000 outstanding Company stock options for Thomas P. Carey (all of which would otherwise vest upon a Change in Control) because the $12.18 per share exercise price of such options exceed the $11.25 per share consideration under the Merger Agreement.

(6)	Cash consideration consisting of (i) a cash bonus for Andrew J. Jeanneret of $200,000, and (ii) a cash bonus of $30,000 and non-competition covenant payment of $170,000 each for Thomas P. Carey.

Summary Compensation Table

The table below shows the information relating to compensation the Company paid or awarded in fiscal 2009 to its Chief Executive Officer, Chief Financial Officer, Chairman and Chief of Strategic Alliances and Investor Relations, and its three other most highly compensated executive officers (the “Named Executive Officers”).

					Stock		Option		All Other
Name and		Salary	Bonus		Awards		Awards		Compensation
Principal Position	Year	($)	($)		($)		($)		($)		Total
(a)	(b)	(c)	(d)		(e)		(f)		(i)		(j)

Stephen W. Everett,	2009	$325,000	$25,000	(1)	$—		$—		$28,506	(4)	$378,506
President and CEO	2008	$294,500	$50,000	(2)	$—		$—		$29,689	(5)	$374,189
	2007	$286,565	$—		$—		$—		$23,999	(6)	$310,564
Thomas K. Langbein	2009	$56,000	$15,000	(1)	$31,320	(7)	$—		$166,489	(8)	$268,809
Chairman of the Board and	2008	$—	$—		$—		$—		$—		$—
Chief of Strategic Alliances	2007	$—	$—		$—		$—		$—		$—
and Investor Relations(3)
Andrew J. Jeanneret,	2009	$220,000	$15,000	(1)	$—		$—		$18,130	(9)	$253,130
Vice President, Finance	2008	$202,955	$15,000	(2)	$—		$166,000	(10)	$22,167	(11)	$406,122
and Chief Financial Officer	2007	$76,285	$—		$—		$—		$3,887	(12)	$80,172
Thomas P. Carey,	2009	$183,000	$15,000	(1)	$—		$—		$10,537	(13)	$208,537
Vice President,	2008	$159,577	$15,000	(2)	$—		$—		$11,647	(14)	$186,424
Operations, COO	2007	$107,631	$—		$—		$329,000	(15)	$8,930	(16)	$445,561
Daniel R. Ouzts,	2009	$170,000	$15,000	(1)	$—	(17)	$—		$7,386	(18)	$192,386
Vice President, Finance,	2008	$159,576	$10,000	(2)	$—	(17)	$—		$1,794	(19)	$171,370
Treasurer, and Principal	2007	$148,461	$0		$—	(17)	$—		$1,794	(19)	$150,255
Accounting Officer
Joanne Zimmerman,	2009	$180,000	$15,000	(1)	$—	(17)	$—		$11,310	(20)	$206,310
Vice President, Clinical	2008	$159,577	$15,000	(2)	$—	(17)	$—		$20,491	(21)	$195,168
Services and Compliance	2007	$150,035	$—		$—	(17)	$—		$17,257	(22)	$167,292
Officer

(1)	Accrued in 2009 and paid in 2010.

(2)	Accrued in 2008 and paid in 2009.

(3)	Became an executive employee in September, 2009. Above represents total compensation during 2009 as Chairman of the Board ($191,388) (see “General Information Concerning the Company — Compensation of Directors”) and after becoming an employee.

(4)	Automobile expenses ($13,076) and medical, dental, life and long-term disability premiums ($15,430).

(5)	Automobile expenses ($11,442) and medical, dental, life and long-term disability premiums ($18,247).

(6)	Automobile expenses ($8,858) and medical, dental, life and long-term disability premiums ($15,141).

(7)	Includes (i) $11,080 grant date fair value of a February 27, 2009 stock award of 2,000 restricted shares that vested immediately, and (ii) $20,240 grant date fair value of a June 11, 2009 restricted stock unit award of 4,000 restricted shares that vest one year from the date of grant (see “General Information Concerning the Company — Compensation of Directors” above).

(8)	Includes medical and dental insurance premiums ($3,421) and an expense allowance ($3,000) after becoming an employee in September 2009, as well as $160,068 director compensation from January 1, 2009 until becoming an employee in September 2009. Director compensation included (i) $147,000 reflecting the pro rated portion of the annual $200,000 stipend and $3,000 of non-employee director fees, (ii) $11,490 health and dental insurance premiums, and (iii) $1,578 auto-related expenses.

(9)	Automobile expenses ($5,547) and medical, dental, life and long-term disability premiums ($12,673).

(10)	Grant date fair value of a 50,000 share option granted February 29, 2008, exercisable at $12.18 per share and which vests in equal annual increments of 12, 500 shares on February 27th of 2009 to 2012.

(11)	Automobile expenses ($6,605) and medical, dental, life and long-term disability premiums ($15,562).

(12)	Automobile expenses ($1,776) and medical, dental, and life insurance premiums ($2,111).

(13)	Automobile expenses ($5,644) and medical and dental insurance premiums ($4,893).

(14)	Automobile expenses ($5,969) and medical and dental insurance premiums ($5,678).

(15)	Grant date fair value of a 50,000 share option granted April 16, 2007, exercisable at $12.18 per share and which vests in equal annual increments of 12,500 shares on April 15th of 2008 to 2011.

(16)	Automobile expenses ($3,654), moving expenses ($2,761) and medical and dental insurance premiums ($2,515).

(17)	No amounts are reflected for stock awards granted June 27, 2006 that vested in equal annual increments on December 31st of 2006 to 2009, and for which 8,000 restricted share awards for each of Mr. Ouzts and Ms. Zimmerman each had a grant date fair value of $88,640.

(18)	Medical, dental and life insurance premiums.

(19)	Life insurance premiums.

(20)	Automobile expenses ($6,418) and medical and dental insurance premiums ($4,892).

(21)	Automobile expenses ($6,001) and medical and dental insurance premiums ($14,490).

(22)	Automobile expenses ($5,355) and medical and dental insurance premiums ($11,902).

Grants of Plan-Based Awards — 2009

The following Grants of Plan-Based Awards — 2009 shows each Named Executive Officer’s annual and long-term incentive award opportunities granted for the fiscal year ended December 31, 2009.

							All Other
							Stock
							Awards:
							Number
		Estimated Future Payouts Under					of Shares
		Equity Incentive Plan Awards					of Stock	Grant Date Fair
		Threshold	Target		Maximum		or Units	Value of Stock and
Name	Grant Date	(#)	(#)		(#)		(#)	Option Awards
(a)	(b)	(f)	(g)		(h)		(i)	(l)

Thomas K. Langbein	2/27/2009	—	—		—		2,000 (3)	$11,080
Chairman of the Board and	6/11/2009	—	4,000	(2)	4,000	(2)	—	$20,240
Chief of Strategic Alliances
and Investor Relations(1)
Peter D. Fischbein	2/27/2009	—	—		—		1,000 (3)	$5,540
Director	6/11/2009	—	2,000	(2)	2,000	(2)	—	$10,120
Robert W. Trause	2/27/2009	—	—		—		1,000 (3)	$5,540
Director	6/11/2009	—	2,000	(2)	2,000	(2)	—	$10,120
Kenneth J. Bock	6/11/2009	—	2,000	(2)	2,000	(2)	—	$10,120
Director(4)
Alexander Bienenstock	2/27/2009	—	—		—		1,000 (3)	$5,540
Director (former)(5)

(1)	Assumed position of Chief of Strategic Alliances and Investor Relations in September, 2009 in addition to continuing as Chairman of the Board.

(2)	Restricted stock units vesting June 10, 2010, one year from date of grant (has acceleration rights on change in control).

(3)	Share grants vested immediately.

(4)	Elected as director at annual meeting of shareholders held June 11, 2009.

(5)	Served as director until his resignation on June 11, 2009 (annual meeting of shareholders).

Option Exercises and Stock Vested in 2009

The following table provides information concerning stock options exercised by and restricted stock vested for each Named Executive Officer during 2009.

Stock Awards
	Option Awards		Number of
	Number of		Shares
	Shares	Value realized	Acquired on	Value Realized
	Acquired on	on Exercise	Vesting	on Vesting
Name	Exercise(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)

Thomas K. Langbein	—	$—	2,000 (1)	$11,080
Stephen W. Everett	—	$—	—	$—
Andrew J. Jeanneret	—	$—	—	$—
Thomas P. Carey	—	$—	—	$—
Daniel R. Ouzts	—	$—	2,000 (2)	$14,360
Joanne Zimmerman	—	$—	2,000 (2)	$14,360

(1)	February 27, 2009 director stock grants. Shares vested immediately.

(2)	8,000 shares of common stock granted on June 4, 2006 to each grantee, which vested in equal increments of 2,000 shares each December 31st from 2006 through 2009.

Outstanding Equity Awards at Fiscal Year End — 2009

The following table sets forth the summary information regarding the outstanding equity awards made to our Named Executive Officers at December 31, 2009.

Option Awards
Equity
Incentive
			Plan			Stock Awards
			Awards:				Market
	Number	Number	Number			Number	Value of
	of	of	of			of Shares	Shares or
	Securities	Securities	Securities			or Units	Units of
	Underlying	Underlying	Underlying			of Stock	Stock
	Unexercised	Unexercised	Unexercised	Option		That Have	That Have
	Options	Options	Unearned	Exercise	Option	Not	Not
	(#)	(#)	Options	Price	Expiration	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Thomas K. Langbein	—	—	—	$—	—	4,000 (1)	$28,720
Stephen W. Everett	—	—	—	$—	—	—	—
Daniel R. Ouzts	—	—	—	$—	—	2,000 (2)	$14,000
Andrew J Jeanneret	25,000 (3)	25,000 (3)	—	$12.18	2/29/13	—	—
Thomas P. Carey	37,500 (4)	12.500 (4)	—	$12.18	4/15/12	—	—
Joanne Zimmerman	—	—	—	$—	—	—	—
Peter D. Fischbein	—	—	—	$—	—	—	—
Robert W. Trause	—	—	—	$—	—	2,000 (1)	$14,360
Kenneth J. Bock	—	—	—	$—	—	2,000 (1)	$14,360

(1)	Restricted stock units that vest one year from June 11, 2009 date of issuance.

(2)	8,000 shares of common stock granted to each grantee. 2,000 shares vest each December 31, for four years commencing December 31, 2006 through 2009.

(3)	An option exercisable at $12.18 per share to acquire an aggregate of 50,000 shares of Company common stock which vests in equal increments of 12,500 shares on each February 28th 2009 through 2012. The Offer under the Merger Agreement is at $11.25 per share.

(4)	An option exercisable at $12.18 per share to acquire an aggregate of 50,000 shares of Company common stock which vests in equal increments of 12,500 shares on each April 15th 2008 through 2011. The Offer under the Merger Agreement is at $11.25 per share.

Stock option and stock award agreements typically provide for acceleration of vesting in any change in control of our Company. Also, any awardee must be affiliated with the Company at dates of vesting.

AUDIT COMMITTEE REPORT

The Committee acts within its written Audit Committee Charter. The Audit Committee reviews and reassesses the adequacy of its Charter on an annual basis and based on its reassessment, the Audit Committee amended the Charter several times over the years, most recently in 2008. The current Audit Committee Charter is available on the Company’s website at www.dialysiscorporation.com under “Investor Relations.” The Audit Committee is charged with overseeing the accounting, reporting practices, and the quality and integrity of financial reports of the Company. It also provides the policies and procedures for dealing with the review and approval of related party transactions. See “Corporate Governance — Related Party Transactions” above. The ultimate responsibility for good corporate governance rests with the Board of Directors, whose primary roles are oversight, counseling and direction to the Company’s management in the best interests of our shareholders.

Management of the Company has the primary responsibility for the system and integrity of internal control over financial reporting, disclosure controls and procedures, and the financial reporting process. Our independent auditors have the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as well as auditing management’s assessment of internal control over financial reporting. Our auditors also submit a detailed report to the Audit Committee which includes accounting policies used to prepare financial statements, effective accounting treatments, discussions with management, and the effectiveness of our internal controls. The Audit Committee has the responsibility to monitor and oversee these processes. In accordance with rules of the SEC and Nasdaq, our Audit Committee has ultimate authority and responsibility to interview, select, evaluate, compensate, and if necessary, replace our independent registered public accounting firm, currently MSPC Certified Public Accountants and Advisors, P.C. The Company makes funds available to the Audit Committee for the retention of our independent auditors and the engagement of the Committee’s own independent advisors.

The Chairman of our Audit Committee was Alexander Bienenstock, an accountant and an attorney, who retired effective June 11, 2009, at the Company’s annual meeting of shareholders, and was replaced by Kenneth J. Bock, who holds an MBA (concentration in finance) and has extensive experience in finance and executive management. See “General Information Concerning the Company — The Company Board of Directors” above. However, the Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate the performance of the auditors or the Company accountants. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and to the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee’s members in business, financial and accounting matters.

The Audit Committee has an agenda for the year that includes, among other responsibilities, review of the Company’s financial statements, internal control over financial reporting, audit matters, and review, if necessary, of related party transactions. The Audit Committee meets at least quarterly in executive session, and also meets or otherwise has discussions with our independent auditors, the Chief Financial Officer, and management, to review our interim financial results before the publication of our quarterly reports on Form 10-Q, to review our year end financial results before the publication of our annual report on Form 10-K, and our press releases relating to such reports and financial matters. Management’s and the independent auditors’ presentations to and discussions with the Audit Committee cover various topics and events that may have significant financial impact and are the subject of discussions between management and the independent auditors. The Audit Committee is responsible for establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal control over financial reporting, or auditing matters, including the confidential, anonymous submission by our employees, received through established procedures, of concerns regarding questionable accounting or auditing matters. We have not received any such complaints.

Our independent auditors provide the Audit Committee with the written disclosures and the letter required by Public Accounting Oversight Board’s Ethics and Independence Rule 3526, “Communications with Audit Committees Governing Independence,” and the Audit Committee discusses with the independent auditors and management our auditors’ independence.

In accordance with Audit Committee policy and the requirements of law, all services to be provided by MSPC Certified Public Accountants and Advisors, P.C., our independent registered public accounting firm, are pre-approved by the Audit Committee. Pre-approval includes audit and audit related services, tax services, and other matters. For fiscal 2009 our auditors provided audit, audit related and tax services, none of which compromised their independence. The Audit Committee Charter provides for two categories of pre-approval, one general and the other specific. The Charter details the four categories of services and the individual and aggregate fee caps for each. Any services which are not described in the general pre-approval or exceed the specified fee caps require specific pre-approval by the auditors from the Audit Committee.

The Audit Committee has reviewed and discussed the consolidated financial statements for fiscal year 2009 with management and with our independent auditors. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. MSPC Certified Public Accountants and Advisors, P.C., represented that their presentations included the matters required to be discussed with the independent auditors by Statement on Auditing Standards No. 61, as amended, “Communication with Audit Committees.” This review included a discussion with management of the quality of the Company’s accounting principles, the reasonableness of significant estimates and judgments, and the disclosures related to critical accounting estimates. In reliance on these reviews and discussions and the report of the independent auditors, the Audit Committee recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in the Company’s annual report on Form 10-K for the year ended December 31, 2009 as filed with the SEC.

The Audit Committee

Kenneth J. Bock, Chairman
Robert Trause
Peter D. Fischbein

April 19, 2010

The foregoing Report of the Audit Committee and the Compensation Committee Report accompanying this Information Statement shall not be deemed to be “soliciting material” or to be filed with the SEC or subject to Regulation 14A under the Exchange Act, or to the liabilities of Section 18 of the Exchange Act. Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act, or the Exchange Act, that might incorporate future filings, including this Information Statement, in whole or in part, neither of the Reports shall be incorporated by reference into any such filings, except to the extent the Company specifically incorporates it by reference in such filing.

Annex II

April 13, 2010

Board of Directors
Dialysis Corporation of
America 1302 Concourse
Drive, Suite 204
Linthicum, MD 21090

Members of the Board:

We understand that Dialysis Corporation of America, a Florida corporation (“DCA” or the “Company”), U.S. Renal Care, Inc., a Delaware corporation (“USRC”), and a Florida corporation wholly owned by USRC (“USRC Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft provided to us and dated April 12, 2010 (the “Agreement”), which provides, among other things, for a Tender Offer and Merger (each as defined below).

Under the terms and subject to the conditions set forth in the Agreement, USRC will cause Merger Sub to commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) at a price of $11.25 per share (the “Consideration”) net to the seller in cash. The Agreement further provides that, following completion of the Tender Offer, USRC Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation as a wholly-owned subsidiary of USRC, and each outstanding share of Company Common Stock, other than any shares held in treasury or otherwise by the Company, USRC or USRC Merger Sub and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration, net in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”. The terms and conditions of the Tender Offer and Merger are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Company Common Stock pursuant to the Transaction is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

i) reviewed certain publicly available financial statements and other business and financial information of the Company;

ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii) reviewed certain financial projections prepared by the management of the Company;

iv) discussed the past and current operations and financial condition and the future prospects of the Company with senior management of the Company;

v) reviewed the price history and trading activity for the Company Common Stock;

vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies;

vii) reviewed the financial terms, to the extent publicly available, of certain comparable business combinations or other transactions;

viii) discussed information relating to strategic, financial and operational benefits anticipated from the Transaction and the strategic rationale for the Transaction, with senior management of the Company;

Board of Directors Dialysis Corporation of America April 13, 2010 Page 2

ix) participated in discussions and negotiations among representatives of the Company, USRC and their financial and legal advisors;

x) reviewed a draft of the Agreement dated April 12, 2010 and certain related documents;

xi) reviewed the commitment letter dated April 12, 2010 from Royal Bank of Canada and RBC Capital Markets (the “RBC Commitment Letter”) as well as the financing letter from USRC’s existing investors dated April 7, 2010 (the “Equity Commitment Letter”)(the RBC Commitment Letter and the Equity Commitment Letter are collectively referred to herein as the “Commitment Letters”); and

xii) performed such other analyses, studies and investigations and considered such other financial, economic and market factors as we have deemed relevant.

We have assumed and relied upon, without responsibility for independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections and other financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Transaction. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Agreement without any waiver, amendment or delay of any terms or conditions including, among other things, that the financing for the Transaction will be accomplished pursuant to the terms of the Commitment Letters, without material modification or waiver and will be sufficient to consummate the Transaction. In addition, we are not legal, tax or regulatory experts and as a result, we have relied upon, without any independent verification, the assessment of DCA’s legal, tax and regulatory advisors with respect to such issues related to the Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with such appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than USRC and its affiliates, of the Consideration to be received by such stockholders in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based on financial, economic, market, regulatory, reimbursement environment and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We understand that the Company has received preliminary proposals from, and has engaged in certain discussions with, third parties regarding alternative transactions to the Transaction. Our opinion does not address the merits of the Transaction as compared to any alternative transactions or strategies that may be available to the Company and, in particular, does not address the relative merits of the transactions proposed by such third parties as compared to the Transaction, nor does it address the Company’s underlying decision to proceed with the Transaction rather than any other transaction or strategy.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement.

It is understood that this opinion is for the information of the Board of Directors of the Company and may not be disclosed or referred to publicly or used for any other purpose without our prior written consent, except that this opinion may be included, but only in its entirety, in any filing required to be made by the

Board of Directors Dialysis Corporation of America April 13, 2010 Page 3

Company in respect of the Transaction with the U.S. Securities and Exchange Commission if such inclusion is required by applicable law or in any proxy or other materials distributed to the Company’s stockholders. In addition, Dresner Partners expresses no opinion or recommendation as to whether the stockholders should tender shares of Company Common Stock pursuant to the Tender Offer or how the stockholders should vote on the Merger or act on any other matter relating to the Transaction.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Transaction is fair from a financial point of view to such holders.

Very truly yours,

DRESNER INVESTMENT SERVICES, INC. (D/B/A
DRESNER PARTNERS)